Dodge & Cox Investment Process

Deliberate and Focused Team Approach to Investing

Investment Research by Global Industry Analysts

Idea Generation:
Identify investment action items within area of industry expertise

- Meet management teams, customers, and suppliers
- Monitor company financial reports
- Attend industry conferences and field trips
- Monitor industry news
- Review valuation screens

Due Diligence:
Develop 360-degree assessment of company and prospects

- Interview management, competitors, and industry experts
- Analyze financial statements, filings, and news
- Evaluate governance
- Develop financial model with three-to-five year forecasts
- Collaborate with other members of research staff

Investment Advocacy

→

Written report and oral presentation

Investment Decision-Making by Investment Policy Committee

Portfolio Construction:
Construct a diversified portfolio on a bottom-up basis

- Review investment recommendations by analysts
- Approve buy/sell list with target weightings
- Review industry weightings
- Maintain diversification by sector
- Develop agenda for review

Sell Discipline

- We continually monitor the valuation of individual securities. When it appears that the price of a company's stock reflects a very optimistic set of expectations regarding the company's future prospects, we consider the sale of the security.
- We also consider the sale of a security when we determine that there has been a significant change in our assessment of a company's long-term fundamentals, even if valuation has not changed significantly.
- All-cash exercise: We frequently review how would we invest an all-cash portfolio. We then compare the resulting portfolio to our established portfolios. This exercise typically generates both purchase and sale candidates, which are subject to thorough review.

Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

I-421-070109-050109 |

Consumers in the Developing World

as of June 30, 2009

Dodge & Cox Stock Fund

Expansion of Per Capita Income and Discretionary Purchasing Power

	Description	Portfolio Holdings
Technology, Media and Telecommunications (TMT)	Global broadband promotes "global electronic village," made more rapid by continuing declines in the cost of computing power.	Hewlett-Packard, Motorola, Sony, News Corp., Ericsson
Consumer	As consumer discretionary income grows, time becomes more valued and shopping habits change (favoring efficient distributors and branded consumer goods).	Wal-Mart, Panasonic, Sony
Health Care	As per capita income grows, health care becomes a greater priority, increasing opportunities for global suppliers of pharmaceuticals.	GlaxoSmithKline, Pfizer, Sanofi-Aventis, Novartis, Wyeth
Consumer Finance	Banks introducing consumer credit and banking services have opportunities for above-average growth.	GE (Capital), HSBC

The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox's current or future trading activity. The securities identified do not represent an account's entire holdings, which are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Current Market Environment

as of June 30, 2009

S&P Industrials Forward Price-to-Earnings: Dec 89 – Jun 09


26x
24x
22x
20x
18x
16x
14x
12x
10x
Average: 16.2x
1989 1991 1993 1995 1997 1999 2001 2003 2005 2007

Source: Morgan Stanley. Data is through 6/30/09.

S&P Industrials Price-to-Sales: Jul 89 – Jun 09


2.5x
2.0x
1.5x
1.0x
0.5x
0.0x
Median: 1.3x
1989 1991 1993 1995 1997 1999 2001 2003 2005 2007

Source: The Leuthold Group. Data is through 6/30/09.

S&P Industrials Net Profit Margin: Dec 89 – Mar 09


8%
6%
4%
2%
0%
Average: 5.0%
1989 1991 1993 1995 1997 1999 2001 2003 2005 2007 Q109

Source: Standard & Poor's. Data is through 3/31/09.

Consumer Price Index: Jul 89 – Jun 09


7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
Average: 2.9
1989 1991 1993 1995 1997 1999 2001 2003 2005 2007

Source: Department of Labor. Data is through 6/30/09.

Note: Price-to-earnings ratio is based on 12-month, forward diluted estimates, including negative earnings. Net Profit margin based on diluted EPS, as reported (US GAAP). The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dramatic Change in Liquidity

as of December 31, 2008

Total Borrowings of Depository Institutions from the Federal Reserve (in 2008 Dollars)



$654B
$30B
$25B
$20B
$15B
$10B
$5B
$0
$28.8B
$14.6B
$12.5B
$13.8B
$16.2B
$4.0B
1910
1920
1930
1940
1950
1960
1970
1980
1990
2000
2010

Source: Federal Reserve Bank of St. Louis. The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Harder to Distinguish "Value" from "Growth"

as of June 30, 2009

Dodge & Cox Stock Fund



Russell 1000 Value
Russell 1000 Growth
Dodge & Cox Stock Fund
Price-to-Sales Ratio
0x
1x
2x
3x
4x
5x
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Q209
1.4x
2.4x
1.4x
3.2x
1.4x
4.4x
1.7x
4.3x
1.3x
2.8x
1.2x
1.9x
1.4x
2.4x
1.5x
2.2x
1.4x
2.0x
1.5x
1.9x
1.2x
1.9x
0.7x
1.0x
0.8x
1.3x

- The valuation gap has compressed for companies in the Russell 1000 Value and Russell 1000 Growth Indices.
- Multiples for companies in traditionally slower-growing sectors (e.g. Utilities and Energy) are now similar to multiples in sectors like Technology, Media, Telecommunications and Health Care; and Dodge & Cox has found more opportunities in these areas.
- Dodge & Cox remains a bottom-up investor, seeking long-term opportunities, not relying on "value" or "growth" labels.

Source: Mellon. *The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.*

2008 Timeline of Selected Financial Events

January 1, 2008 – December 31, 2008

January–February

January 11
Bank of America agrees to purchase **Countrywide Financial** for $4 billion

January 22
FOMC cuts **fed funds rate** 75 bps

January 30
FOMC cuts **fed funds rate** 50 bps

February 17
British government takes ownership of **Northern Rock**

March

March 16
JP Morgan agrees to purchase **Bear Stearns** for $2 per share (ultimately raised to $10 per share).

March 18
FOMC cuts **fed funds rate** 75 bps (100 bps rate cut in 3 days)

March 24
Federal Reserve Bank of New York provides $30 billion of financing for JP Morgan's acquisition of **Bear Stearns**

April–August

April 30
FOMC cuts **fed funds rate** 25 bps

July 11
IndyMac Bank seized by regulators

September

September 7
Federal Housing Finance Agency places **Fannie Mae and Freddie Mac** in conservatorship

September 15
Lehman Brothers files for bankruptcy

Bank of America agrees to purchase **Merrill Lynch**

September 16
Federal Reserve Bank lends $85 billion to **American International Group**

September 19
U.S. Treasury temporarily guarantees investments in **Money Market Funds**

September 22
Goldman Sachs and **Morgan Stanley** become bank holding companies

September 25
FDIC facilitates JP Morgan's acquisition of **Washington Mutual**

October

October 3
TARP is signed into law

October 8
FOMC cuts **fed funds rate 50 bps**

October 10
DJIA ends its worst week ever

October 12
Federal Reserve Board approves sale of **Wachovia** to Wells Fargo

October 14
U.S. Treasury plans to inject $125 billion into 9 large U.S. financial institutions

October 29
FOMC cuts **fed funds rate** 50 bps

November–December

December 11
National Bureau of Economics Research announces U.S. economy has been in a **recession** since December 2007

December 16
FOMC establishes **fed funds target** of 0%–0.25%

December 19
U.S. Treasury authorizes $17 billion in loans to U.S. **automakers**

Sources: Federal Reserve Bank of St. Louis, Reuters, and The New York Times. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Deconstructing 20+ Years of Results

as of June 30, 2009

Dodge & Cox Stock Fund vs. the S&P 500 Index

Annual Returns (%)

	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009 YTD
Stock Fund	**26.9**	**-5.1**	**21.5**	**10.8**	**18.3**	**5.2**	**33.4**	**22.3**	**28.4**	**5.4**	**20.2**	**16.3**	**9.3**	**-10.5**	**32.4**	**19.2**	**9.4**	**18.5**	**0.1**	**-43.3**	**4.8**
S&P 500	31.7	-3.1	30.5	7.6	10.1	1.3	37.6	23.0	33.3	28.6	21.1	-9.1	-11.9	-22.1	28.7	10.9	4.9	15.8	5.5	-37.0	3.2
Difference	-4.7	-2.0	-9.0	3.2	8.2	3.8	-4.2	-0.7	-4.9	-23.2	-0.9	25.4	21.2	11.6	3.7	8.3	4.4	2.7	-5.4	-6.3	1.6

Intra-Period Returns (%)

	Years	Stock Fund	S&P 500	+ / -
1989–91	3	**13.5**	18.5	-5.0
1992–94	3	**11.3**	6.3	5.0
1995–99	5	**21.5**	28.6	-7.0
2000–06	7	**12.8**	1.1	11.7
2007–08	2	**-24.7**	-18.5	-6.2
2009 YTD	0.5	**4.8**	3.2	1.6
1989–2009 YTD	20.5	**10.3**	8.4	1.9
Value of $1000	**20.5**	**$7,403**	**$5,201**	**$2,202**

Observations

- Our long-term, price-disciplined investment approach has at times been out of favor. While the Fund outperformed the S&P 500 by 1.9% during the past 20½ years, it lagged the index in 10 of the past 20 calendar years and in 42 of the past 82 quarters.
- Shifts in relative performance are unpredictable and can reverse in surprisingly short periods of time.
- Attempting to "time the market" (or swings between investment styles) is difficult.

Stock Fund SEC Standardized Average Annual Total Returns as of June 30, 2009: 1 Year -29.38%; 5 Years -2.82%; 10 Years 3.16%

All returns of one year or more have been annualized. Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor's 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Deconstructing 20+ Years of Results

as of June 30, 2009

Dodge & Cox Stock Fund vs. the Russell 1000 Value Index

Annual Returns (%)

	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009 YTD
Stock Fund	**26.9**	**-5.1**	**21.5**	**10.8**	**18.3**	**5.2**	**33.4**	**22.3**	**28.4**	**5.4**	**20.2**	**16.3**	**9.3**	**-10.5**	**32.4**	**19.2**	**9.4**	**18.5**	**0.1**	**-43.3**	**4.8**
Russell 1000 Value	25.2	-8.1	24.6	13.8	18.1	-2.0	38.3	21.6	35.2	15.6	7.3	7.0	-5.6	-15.5	30.0	16.5	7.1	22.2	-0.2	-36.8	-2.9
Difference	1.8	3.0	-3.1	-3.0	0.2	7.1	-5.0	0.6	-6.8	-10.2	12.9	9.3	14.9	5.0	2.3	2.7	2.3	-3.7	0.3	-6.5	7.7

Intra-Period Returns (%)

	Years	Stock Fund	Russell 1000 Value	+ / -
1989–90	2	9.8	7.3	2.5
1991–92	2	16.0	19.1	-3.1
1993–94	2	11.5	7.6	3.9
1995–98	4	21.9	27.4	-5.5
1999–2005	7	13.0	5.8	7.2
2006–08	3	-12.4	-8.3	-4.1
2009 YTD	0.5	4.8	-2.9	7.7
1989–2009 YTD	20.5	10.3	8.7	1.6
Value of $1000	**20.5**	**$7,403**	**$5,527**	**$1,876**

Observations

- While the Fund outperformed the Russell 1000 Value by 1.6% during the past 20½ years, it lagged the index in 7 of the past 20 calendar years and in 36 of the past 82 quarters.
- Shifts in relative performance are unpredictable and can reverse in surprisingly short periods of time.
- Attempting to "time the market" (or swings between investment styles) is difficult.

Stock Fund SEC Standardized Average Annual Total Returns as of June 30, 2009: 1 Year -29.38%; 5 Years -2.82%; 10 Years 3.16%

All returns of one year or more have been annualized. Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Russell 1000 Value Index measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Valuations Declining

as of June 30, 2009

Quarterly Price-to-Sales of the S&P Industrials from 1955



2.5x
2.0x
1.5x
1.0x
0.5x
0.0x
1955
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005
Median: 0.94x
6/30/09
0.93x

Source: The Leuthold Group. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Historical Market Returns

as of June 30, 2009

S&P 500 Annualized Total Returns
(Rolling Quarterly)



1Y
5Y
10Y
75%
50%
25%
0%
-25%
-50%
-75%
1928
1933
1938
1943
1948
1953
1958
1963
1968
1973
1978
1983
1988
1993
1998
2003
2008
-2.2%
-2.2%
-26.2%

Frequency of Positive Returns Since 1928

Holding Period	Frequency of Positive Returns	Average of Annualized Returns
1-year	72%	11.2%
3-year	83%	9.9%
5-year	87%	10.2%
10-year	94%	10.8%
20-year	100%	11.5%

Observations

- Short-term fluctuations are difficult to predict.
- The frequency of positive returns has historically *increased* with longer holding periods.
- Return volatility has historically *decreased* with longer holding periods.

Source: Bloomberg. Returns before 1957 index inception include data from an earlier S&P large-cap index. Returns include reinvestment of dividends. The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing. Past performance is no guarantee of future returns.

S&P 500 Index Returns: 1926–2009 YTD

as of June 30, 2009



Year with decline greater than 20%
1931
2008
1937
2002
1974
1930
2001
1973
1966
1957
1941
2000
1990
1981
1977
1969
1962
1953
1946
1940
1939
1934
1932
1929
2009 YTD
2007
2005
1994
1993
1992
1987
1984
1978
1970
1960
1956
1948
1947
2006
2004
1988
1986
1979
1972
1971
1968
1965
1964
1959
1952
1949
1944
1926
2003
1999
1998
1996
1983
1982
1976
1967
1963
1961
1951
1943
1942
1997
1995
1991
1989
1985
1980
1975
1955
1950
1945
1938
1936
1927
1958
1935
1928
1954
1933
-60%
-50%
-40%
-30%
-20%
-10%
0%
+10%
+20%
+30%
+40%
+50%
+60%

What Has Followed the Weakest Years?

Year	Index Decline	Average Annual Return: Next Three Years	Average Annual Return: Next Five Years
1930	-25%	-7%	+3%
1931	-43%	+12%	+22%
1937	-35%	+6%	+5%
1974	-25%	+16%	+15%
2002	-22%	+14%	+13%
2008	-37%	??	??

Source: Standard & Poor's. Returns before 1957 index inception include data from an earlier S&P large-cap index. Returns include reinvestment of dividends. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representation as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Price-to-Earnings Ratio and Inflation

as of June 30, 2009

S&P 500, 1945–2010e

Over longer periods, the P/E multiple has tended to be higher when inflation is low, and vice versa



S&P 500 Reported P/E
S&P 500 Operating P/E
Consumer Price Index
Mean Reported P/E: 17.1x
Mean Operating P/E: 15.1x
134x (2)
(1)
50
40
30
20
10
0
-10
1945
1950
1955
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005
P/E based on 1-year forward estimate of reported earnings

(1) December 2001 reported EPS (including write-offs) fell from $50 to $25, year over year, for a P/E of 47x.

(2) March 2009 reported EPS (including write-offs) fell from $60 to $7, year over year, for a 6/30 P/E of 134x. Operating EPS (which exclude write-offs) fell to $37, for a 6/30 operating P/E of 25x.

Reported earnings include negative earnings. Estimated 1-year forward reported EPS= $32.13. Sources: U.S. Department of Labor, Standard & Poor's, Morgan Stanley. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Market Dislocations Can Provide Opportunity

as of June 30, 2009

Annual S&P 500 Returns: 1977–2009 YTD (compounded annual return = 10.2%)


1981–1983
High inflation, interest rates and unemployment
1986
US bombs Libya
1989
Savings & Loan crisis
1997–1999
Technology stocks speculation
2001
9/11 attacks
2003
Iraq War
2007–present
Credit crisis and recession
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009 YTD
1980
Iranian hostage crisis
1983
Bombing of Marine barracks in Beirut
1987
Black Monday
1991
Persian Gulf War
1997
Asian Financial Crisis
1998
Russian debt default
LTCM bailout
2002
WorldCom files for largest bankruptcy ever (at the time)

Reasons for Optimism

- Strong corporate balance sheets
- Low interest rates
- Long-term opportunities in the developing world

Causes for Concern

- Weak global economy
- Tight credit conditions / rising credit losses
- Increasing challenges to household debt-servicing
- Declining corporate profit margins

Source: Dodge & Cox, Leuthold Group. Dividends are reinvested. Return is annualized for a period of 32.5 years. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Recent Contraction in Corporate Earnings

as of June 30, 2009

Q1 96 – Q2 09E: S&P 500 Operating Earnings per Share, Rolling 4 Quarters



$95
$85
$75
$65
$55
$45
$35
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
12/01 – 6/07
Cumulative: +135%
Annualized: +14%
6/07 – 6/09
Cumulative: -56%

Source: Standard & Poor's. Operating earnings estimates are bottom-up, which include estimates of each firm in the index. The final quarter includes estimated earnings, which may be higher than actual earnings. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing. Past performance is no guarantee of future returns.

Components of Equity Returns

Components of S&P 500 Returns: (1960–Q2 2009)


10%
8%
6%
4%
2%
0%
9.1%
3.5%
4.9%
0.7%
4.1%
Total Return
Dividend Yield
EPS Growth (Operating)
P/E Change (Operating)
Inflation

- Total return is a function of earnings growth, dividend yield and P/E multiple.
- Though currently depressed, earnings have been a large source of returns over time.
- Dividends have historically helped to offset inflation.

As of June 30, 2009, S&P 500 P/E is 25x, using 12-month operating earnings (before write-offs and one-time charges) of $37.03. Earnings for the most recent quarter include estimates.

Past performance is not indicative of future returns and actual results may differ materially from returns shown above. The annual growth rates and P/E ratio assumptions are for illustrative purposes only and do not reflect the performance of any Dodge & Cox Fund or account. Sources: Standard & Poor's, Bloomberg, Russell/Mellon Analytical Services. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Equities: Nowhere to Hide

as of December 31, 2008

Performance of Key Indices in 2008

U.S. Indices	Decline
Dow Jones Industrial	-31.9%
S&P 500	-37.0%
Russell 1000	-37.6%
Russell 1000 Growth	-38.4%
Russell 1000 Value	-36.9%
NASDAQ Composite	-40.0%
S&P MidCap 400	-36.2%
Russell 2000	-33.8%
S&P SmallCap 600	-31.1%

Global & Foreign Indices (USD)	Decline
MSCI World Index	-40.4%
MSCI World Small Caps	-41.6%
MSCI EAFE	-43.1%
MSCI EAFE Small Caps	-46.7%
MSCI Emerging Markets	-53.3%
MSCI ACWI excluding U.S.	-45.3%

U.S. Sectors (S&P 500)	Decline
Consumer Staples	-15.4%
Health Care	-22.8%
Utilities	-29.0%
Telecommunication Services	-30.5%
Consumer Discretionary	-33.5%
Energy	-34.9%
Industrials	-39.9%
Real Estate Investment Trusts (REITs) Industry*	-41.2%
Information Technology	-43.1%
Materials	-45.7%
Financials	-55.3%

Fixed Income Sectors (Barclays Capital Indices)	Return
Barclays Capital U.S. Aggregate	+5.2%
U.S. Treasuries	+13.7%
GSE-guaranteed Mortgage-Backed Securities	+8.3%
Corporate (Investment Grade)	-4.9%
High Yield	-26.2%

**The S&P 500 REIT Industry is part of the S&P 500 Financials Sector.*
Source: FactSet, Bloomberg LP and Barclays Capital. Lehman Brothers was rebranded Barclays Capital Indices effective 11/3/08. Returns include reinvestment of dividends and interest.
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Consumer Discretionary Sector Diversification

as of June 30, 2009

Dodge & Cox Stock Fund: 17.2% vs. S&P 500: 9.0%


Retailing / Distribution: 3.1%
CarMax, Genuine Parts, Home Depot, Liberty Interactive, Macy's
Consumer Electronics: 3.4%
Panasonic, Sony
Media / Cable: 10.7%
Comcast, DISH Network, Interpublic Group, Liberty Entertainment, Liberty Global, News Corp., Time Warner Cable, Time Warner

Sector exposure is well diversified:

- Some companies are domestic, others have global franchises
- Some are deeply cyclical, others less economically sensitive
- Some face rapid technological change, others less so
- Some sell impulse purchase products, others exhibit utility-like consumption
- Some require internal restructuring, others face external market risks

The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox's current or future trading activity. The securities identified do not represent the Fund's entire holdings, which are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Pharmaceuticals: Finding Opportunities

as of June 30, 2009

Dodge & Cox Stock Fund

Opportunities

- Valuations are low relative to history and to the market.
- Strong balance sheets and high free cash flow provide downside protection.
- Research product pipelines offer potential growth.
- Abundant cost-cutting opportunities exist, and are being acted on by management at many companies.
- Investments include: Amgen, GlaxoSmithKline, Merck, Novartis, Pfizer, Sanofi-Aventis, Thermo Fisher Scientific, and Wyeth.

Risks

- Slower industry growth is due in part to falling R&D productivity.
- High profit margins are vulnerable to patent expirations and pricing restrictions.
- Private payers and governments outside the U.S. are increasing their control over prescribing decisions, along with the risk that the U.S. government may follow.

Decreasing Valuations and Increasing Dividend Yields


S&P 500 Pharmaceutical Stocks
Price-to-Sales ratio (x)
Dividend Yield (%)
8
6
4
2
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
Q209

Source: FactSet

Potential Growth Opportunities from Increasing Drug Development


Phase I
Phase II
Phase III

Source: Merrill Lynch

Our Portfolio Weighting Has Increased over Time


20%
15%
10%
5%
0%
S&P 500
Dodge & Cox
2000
2001
2002
2003
2004
2005
2006
2007
2008
Q209

Source: FactSet

The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox's current or future trading activity. The securities identified do not represent an account's entire holdings, which are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Oil Prices Influence Our Energy Weighting

as of June 30, 2009

Dodge & Cox Stock Fund

Quarterly Price of Oil vs. Weighting in Energy Relative to S&P 500



Relative Dodge & Cox Weighting
Oil Price
Weighting
250%
225%
200%
175%
150%
125%
100%
75%
50%
$160
$140
$120
$100
$80
$60
$40
$20
$0
Oil Price
Dec 94
Jun 95
Dec 95
Jun 96
Dec 96
Jun 97
Dec 97
Jun 98
Dec 98
Jun 99
Dec 99
Jun 00
Dec 00
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
Jun 07
Dec 07
Jun 08
Dec 08
Jun 09

- Lower oil prices reflect a drop in demand due to a weaker global economy.
- Our lower relative weighting is based on our assessment of the risk/reward tradeoff for the shares of individual companies.
- Energy company valuations are beginning to reflect a more conservative outlook.

Source: Bloomberg LP, FactSet. Oil price = West Texas Intermediate crude closing spot price.

Information Technology: Valuation Disparities

as of June 30, 2009

Dodge & Cox Stock Fund

I. Dodge & Cox weighting vs. the S&P 500: 19.6% vs. 18.4%

S&P 500 technology companies trading at less than 2x sales have:
- Total market capitalization of: $421 billion
- Total sales of: $462 billion

S&P 500 technology companies trading at greater than 2x sales have:
- Total market capitalization of: $1,171 billion
- Total sales of: $329 billion



Portfolio Weighting
20%
15%
10%
5%
0%
Dodge & Cox: 14.2%
S&P 500: 5.2%
Dodge & Cox: 5.4%
S&P 500: 13.2%
P/S less than 2x
P/S more than 2x

II. Investment thesis: company strengths not fully reflected in valuation

- Installed base and market leadership are valuable assets
- New and/or refocused management are catalysts for improvement
- Strong research and development effort leads to new product potential
- Solid financial structure and strong cash flow point to staying power

Dodge & Cox Technology Investments	Price to Sales		Price to Sales	Select S&P 500 High-Valuation Technology Companies	Price to Sales
Adobe Systems	4.5x	Ericsson (ADR)	1.2x	Qualcomm	6.8x
Citrix Systems	3.7x	Kyocera (ADR)	1.2x	Google	6.0x
BMC Software	3.3x	Molex	0.9x	Oracle	4.6x
Maxim Integrated Products	2.7x	Hewlett-Packard Co.	0.8x	Apple	3.7x
eBay	2.6x	Tyco Electronics Ltd.	0.7x	Microsoft	3.5x
Symantec	2.1x	Motorola	0.5x	Cisco Systems	2.8x
Synopsys	2.0x	Computer Sciences Corp.	0.4x	Intel	2.7x
Autodesk	2.0x	Xerox	0.3x		
Cadence Design Systems	1.6x	Hitachi Ltd. (ADR)	0.1x		
Compuware	1.5x				
Weighted average of Dodge & Cox technology companies:			**0.6x**	**All S&P 500 technology companies:**	**2.0x**

Source: FactSet. Valuations use trailing twelve-month data. The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox's current or future trading activity. The securities identified do not represent the Fund's entire holdings, which are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Media: Finding Opportunities

as of June 30, 2009

Dodge & Cox Stock Fund

Media Company Valuations Have Fallen While Margins Have Increased



S&P 500 Media Stocks
Price-to-Sales
EBITDA Margin
4.0x
3.0x
2.0x
1.0x
0.0x
36%
34%
32%
30%
28%
26%
24%
22%
20%
2000 2001 2002 2003 2004 2005 2006 2007 2008 Q209

We Have Increased Our Weighting in Media



Dodge & Cox
S&P 500
Media Weight
14%
12%
10%
8%
6%
4%
2%
0%
10.7%
2.6%
2000 2001 2002 2003 2004 2005 2006 2007 2008 Q209

Opportunities

- Growth areas: digital content and international markets
- Broad exposure to distribution (Comcast) and content (News Corp.) franchises
- Restructuring opportunities (Time Warner and Liberty Media)
- Reasonable valuations and stable financial condition

Risks

- Increasingly competitive distribution environment
- Loss of advertising market share to internet and other media outlets
- Slow secular growth in mature media (newspapers)

Source: FactSet. The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox's current or future trading activity. The securities identified do not represent a Fund's entire holdings, which are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Managed Care: Finding Opportunities

as of June 30, 2009

Dodge & Cox Stock Fund

Valuations Well Below Historical Averages



S&P 500 Managed Care Companies Price-to-Sales
2.0
1.5
1.0
0.5
0.0
Average: 0.7x
1996
1998
2000
2002
2004
2006
2008

Source: FactSet . Data as of 6/30/09.

Investments include WellPoint and UnitedHealth.

Leading Health Plans Continue to Grow Market Share



Insured through the 10 largest health plans
Insured through other health plans
Americans with Health Insurance (in Millions)
300
250
200
150
100
50
0
27%
73%
54%
46%
1995
224 million
2007
253 million

Sources: U.S. census, company reports.

Opportunities

- Valuations are low relative to history and to the market.
- Strong balance sheets and free cash flow provide downside protection.
- Significant cost-cutting opportunities, due to recent and potential consolidation.
- Well positioned to manage programs focused on:
  - Medical and pharmacy costs
  - Consumer-driven health initiatives
  - Disease management and wellness programs

Risks

- Increased medical loss ratios from rising competition and costs.
- A rise in the uninsured population and a decline in the core commercial insurance business.
- Reduced Medicare and Medicaid reimbursement if budget deficits grow.
- The political and regulatory environment may become more difficult.

The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox's current or future trading activity. The securities identified do not represent an account's entire holdings, which are subject to change at any time without notice. Before investing in any Dodge & Cox fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Health Care: Opportunities in a Growing Sector

as of June 30, 2009

Dodge & Cox Stock Fund

Health Care Weightings



% of Portfolio
20%
16%
12%
8%
4%
0%
17.9%
8.4%
6.9%
2.1%
2.1%
3.2%
Dodge & Cox (26.9%)
S&P 500 (13.6%)
Pharmaceuticals & Biotech
Health Care Services
Medical Devices & Equipment

Price-to-Sales Ratios



3x
2x
1x
0x
2.5x
2.6x
0.2x
0.3x
1.9x
2.4x
Dodge & Cox
S&P 500
Pharmaceuticals & Biotech
Health Care Services
Medical Devices & Equipment

Pharmaceuticals: Amgen, GlaxoSmithKline, Merck, Novartis, Pfizer, Sanofi-Aventis, Wyeth

- Valuations are low relative to history and to the market. Our portfolio weighting has increased as valuations have declined.
- Strong balance sheets and high free cash flow provide some downside protection.
- Research product pipelines offer potential growth.
- Abundant cost-cutting opportunities exist, and are being acted on by many companies.

Health Care Services: Cardinal Health, Health Management Associates, UnitedHealth, WellPoint

- Long-term growth potential due to innovation, rising demand and changing demographics.
- Our holdings appear well positioned due to relatively strong market positions, sound balance sheets and high quality management teams.
- Our investments have valuations below the market averages, despite industry leadership and attractive growth prospects.

Medical Devices & Equipment: Boston Scientific, Covidien, Thermo Fisher Scientific

- Areas of potential growth and attractive margins.

Source: FactSet. The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox's current or future trading activity. The securities identified do not represent the Fund's entire holdings, which are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Financial Services

as of June 30, 2009

Dodge & Cox Stock Fund

Opportunities

- Important long-term component of economy
- Depressed valuations
- Solid core businesses (HSBC, Travelers)
- Industry-leading technology platforms (Capital One, Wells Fargo)
- Increasing market share (Wells Fargo, Sallie Mae)

Industry Risks

- High credit losses
- Liquidity
- Potential for additional equity dilution if more capital is needed
- Impact of mark-to-market accounting
- Potential rise in interest rates and/or inflation
- Federal government intervention

Declining Valuations: Price-to-Book Ratio of S&P 500 Financials


4.0x
3.5x
3.0x
2.5x
2.0x
1.5x
1.0x
0.5x
0.0x
Jun 99
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07
Jun 08
Jun 09

Dodge & Cox Financials Weighting vs. Indexes


40%
35%
30%
25%
20%
15%
10%
5%
Russell 1000 Value
S&P 500
Dodge & Cox
Jun 99
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07
Jun 08
Jun 09

Comparative Weighting of Industries Within Financials


25%
20%
15%
10%
5%
0%
0.6%
1.8%
4.0%
4.8%
2.6%
2.4%
5.8%
2.8%
4.7%
5.2%
8.4%
5.2%
Dodge & Cox
S&P 500
Russell 1000 Value
Capital Markets / REITs
Insurance
Diversified Financial Services
Banks

Source: FactSet. The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox's current or future trading activity. The securities identified do not represent the Fund's entire holdings, which are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Weighting of Foreign Securities

as of June 30, 2009

Dodge & Cox Stock Fund Assets Invested in U.S. Dollar-Denominated Foreign Securities


25%
20%
15%
10%
5%
0%
1994
1996
1998
2000
2002
2004
2006
2008
6/09
18.1%

This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox's current or future trading activity. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Foreign Exposure in a Domestic Portfolio

as of June 30, 2009

Dodge & Cox Stock Fund

U.S. holdings with more than 50% of sales outside the U.S.

(28.8% of the Fund)	Non-U.S. Sales as a % of Total Sales
Liberty Global Inc.	100%
Maxim Integrated Products Inc.	80%
Avon Products Inc.	77%
Schlumberger Ltd.	80%
Autodesk Inc.	72%
Hewlett-Packard Co.	69%
Dow Chemical Co.	68%
Chevron Corp.	68%
Caterpillar Inc.	66%
Baker Hughes Inc.	62%
Adobe Systems Inc.	59%
Pfizer Inc.	58%
Citrix Systems Inc.	58%
Cadence Design Systems Inc.	55%
General Electric Co.	54%
eBay Inc.	54%
Wyeth	53%
Motorola Inc.	51%
Symantec Corp.	51%
Synopsys Inc.	50%

Foreign holdings

(18.1% of the Fund)	Non-U.S. Sales as a % of Total Sales
Credit Suisse Group (ADR)	94%
Ericsson (ADR)	91%
Hitachi Ltd. (ADR)	91%
Panasonic Corp. (ADR)	87%
Kyocera Corp. (ADR)	82%
Cemex S.A.B. de C.V. (ADR)	79%
Royal Dutch Shell PLC (ADR)	78%
HSBC Holdings PLC (ADR)	77%
Sony Corp. (ADR)	76%
Koninklijke Philips Electronics N.V. (ADR)	68%
Sanofi-Aventis S.A. (ADR)	68%
Aegon N.V. (ADR)	62%
Novartis AG (ADR)	61%
GlaxoSmithKline PLC (ADR)	59%
Tyco Electronics Ltd.	57%
Tyco International Ltd.	52%
Covidien PLC	39%

Percentage of Company Sales from Outside the United States



Dodge & Cox
S&P 500
50%
40%
30%
20%
10%
0%
30%
31%
41%
35%
December 2003
June 2009

Fund Assets in U.S. Dollar–Denominated Foreign Securities



25%
20%
15%
10%
5%
0%
1994
1996
1998
2000
2002
2004
2006
2008
6/30/09
18.1%

Source: FactSet and Bloomberg LP. The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox's current or future trading activity. The securities identified do not represent an account's entire holdings, which are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Criteria for Foreign Companies in a "U.S. Portfolio"

as of June 30, 2009

Dodge & Cox Stock Fund

Look for companies that have some of the following characteristics:

Primary Considerations

- *Attractive on an absolute valuation basis*
- *Attractive on a relative valuation basis*

Secondary Considerations

- *Multinational operations*
- *Similar business franchise cannot be found in the U.S.*

Position Size	Company	Country of Domicile	U.S. / North America Sales
3.2%	Novartis AG (ADR)	Switzerland	39%
2.9%	GlaxoSmithKline PLC (ADR)	United Kingdom	40%
2.0%	Sony Corp. (ADR)	Japan	24%
1.7%	Sanofi-Aventis S.A. (ADR)	France	31%
1.4%	Panasonic Corp. (ADR)	Japan	12%
1.1%	Tyco Electronics Ltd.	Switzerland	31%
0.8%	Royal Dutch Shell PLC (ADR)	United Kingdom	22%
0.8%	HSBC Holdings PLC (ADR)	United Kingdom	24%
0.8%	Tyco International Ltd.	Switzerland	48%
0.6%	Covidien PLC	Ireland	55%
0.6%	Credit Suisse Group (ADR)	Switzerland	0%
0.6%	Hitachi Ltd. (ADR)	Japan	9%
0.5%	Ericsson ADR	Sweden	9%
0.5%	Aegon N.V. (ADR)	Netherlands	39%
0.4%	Cemex S.A.B. de C.V. (ADR)	Mexico	23%
0.1%	Koninklijke Philips Electronics N.V. (ADR)	Netherlands	27%
0.1%	Kyocera Corp. (ADR)	Japan	18%
18.1%	**TOTAL**		

Sales are from most recent company reports. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox's current or future trading activity. The securities identified do not represent the Fund's entire holdings and are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox Assets Under Management ($ in billions)

as of June 30, 2009

$145.1 in Total Assets: $89.2 in Equities / $55.9 in Fixed Income

Client Type



Dodge & Cox Funds: $91.0 billion
Separate Accounts: $54.1 billion
Balanced Fund $14.1
Income Fund $15.0
Stock Fund $33.5
International Stock Fund $27.9
Private Clients $3.2
Insurance & Other Corporate Taxable $2.7
Foundation & Endowment $9.1
Global Stock Fund $0.5
Public Employee Benefit $9.4
Taft-Hartley Employee Benefit $4.5
Corporate Employee Benefit $25.2

Account Type



Fixed Income $50.0
Equity $76.4
Balanced $18.7

Annual Asset Change

Year-End	Total	Change	Fixed Income	Change	Equity	Change
2005	$166.4	16.4%	$55.7	3.7%	$110.7	24.1%
2006	$212.3	27.6%	$63.7	14.4%	$148.6	34.2%
2007	$235.8	11.0%	$69.3	8.7%	$166.5	12.0%
2008	$143.2	-39.3%	$57.6	-16.8%	$85.6	-48.6%

Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox Assets Under Management ($ in billions)

as of June 30, 2009

$145.1 in Total Assets: $89.2 in Equities / $55.9 in Fixed Income

Client Type

Dodge & Cox Funds: $91.0 billion

Separate Accounts: $54.1 billion



Balanced Fund $14.1
Income Fund $15.0
Stock Fund $33.5
International Stock Fund $27.9
Private Clients $3.2
Insurance & Other Corporate Taxable $2.7
Foundation & Endowment $9.1
Global Stock Fund $0.5
Public Employee Benefit $9.4
Taft-Hartley Employee Benefit $4.5
Corporate Employee Benefit $25.2

Account Type



Fixed Income $50.0
Equity $76.4
Balanced $18.7

Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

E-347-072409-040909 |

Dodge & Cox Assets Under Management ($ in billions)

as of June 30, 2009

$145.1 in Total Assets: $89.2 in Equities / $55.9 in Fixed Income

Client Type



Dodge & Cox Funds: $91.0 billion
Separate Accounts: $54.1 billion
Balanced Fund $14.1
Income Fund $15.0
International Stock Fund $27.9
Global Stock Fund $0.5
Taft-Hartley Employee Benefit $4.5
Corporate Employee Benefit $25.2
Public Employee Benefit $9.4
Foundation & Endowment $9.1
Insurance & Other Corporate Taxable $2.7
Private Clients $3.2
Stock Fund $33.5

Account Type



Fixed Income $50.0
Equity $76.4
Balanced $18.7

Annual Asset Change

Year-End	*Total*	*Change*	*Fixed Income*	*Change*	*Equity*	*Change*
2005	$166.4	16.4%	$55.7	3.7%	$110.7	24.1%
2006	$212.3	27.6%	$63.7	14.4%	$148.6	34.2%
2007	$235.8	11.0%	$69.3	8.7%	$166.5	12.0%
2008	$143.2	-39.3%	$57.6	-16.8%	$85.6	-48.6%

Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox Assets Under Management ($ in billions)

as of June 30, 2009

$145.1 in Total Assets: $89.2 in Equities / $55.9 in Fixed Income

Client Type

Dodge & Cox Funds: $91.0 billion

Separate Accounts: $54.1 billion



Taft-Hartley Employee Benefit $4.5
Corporate Employee Benefit $25.2
Public Employee Benefit $9.4
Foundation & Endowment $9.1
Insurance & Other Corporate Taxable $2.7
Private Clients $3.2
Mutual Funds $91.0

Account Type



Fixed Income $50.0
Equity $76.4
Balanced $18.7

Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox Assets Under Management ($ in billions)

as of June 30, 2009

$145.1 in Total Assets: $89.2 in Equities / $55.9 in Fixed Income

Client Type



Dodge & Cox Funds: $91.0 billion
Separate Accounts: $54.1 billion
Taft-Hartley Employee Benefit $4.5
Corporate Employee Benefit $25.2
Public Employee Benefit $9.4
Foundation & Endowment $9.1
Insurance & Other Corporate Taxable $2.7
Private Clients $3.2
Mutual Funds $91.0

Account Type



Fixed Income $50.0
Equity $76.4
Balanced $18.7

Annual Asset Change

Year-End	Total	Change	Fixed Income	Change	Equity	Change
2005	$166.4	16.4%	$55.7	3.7%	$110.7	24.1%
2006	$212.3	27.6%	$63.7	14.4%	$148.6	34.2%
2007	$235.8	11.0%	$69.3	8.7%	$166.5	12.0%
2008	$143.2	-39.3%	$57.6	-16.8%	$85.6	-48.6%

Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox Assets Under Management ($ in billions)

as of June 30, 2009

$145.1 in Total Assets: $89.2 in Equities / $55.9 in Fixed Income

Separate Accounts: $54.1 Billion



Equity
$14.6
Balanced
$4.6
Fixed Income
$34.9

Dodge & Cox Funds: $91.0 Billion



Balanced Fund
$14.1
Income Fund
$15.0
Stock Fund
$33.5
International
Stock Fund
$27.9
Global Stock
Fund $ 0.5

Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox Assets Under Management ($ in billions)

as of June 30, 2009

$145.1 in Total Assets: $89.2 in Equities / $55.9 in Fixed Income

Separate Accounts: $54.1 Billion


Corporate Employee Benefit $25.2
Public Employee Benefit $9.4
Foundation & Endowment $9.1
Insurance & Other Corporate Taxable $2.7
Private Clients $3.2
Taft-Hartley Employee Benefit $4.5

Dodge & Cox Funds: $91.0 Billion


Balanced Fund $14.1
Income Fund $15.0
International Stock Fund $27.9
Global Stock Fund $ 0.5
Stock Fund $33.5

Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox Assets Under Management ($ in billions)

as of June 30, 2009

$145.1 in Total Assets: $89.2 in Equities / $55.9 in Fixed Income

Separate Accounts: $54.1 Billion



Corporate Employee Benefit $25.2
Public Employee Benefit $9.4
Foundation & Endowment $9.1
Insurance & Other Corporate Taxable $2.7
Private Clients $3.2
Taft-Hartley Employee Benefit $4.5

Dodge & Cox Funds: $91.0 Billion



Balanced Fund $14.1
Income Fund $15.0
Stock Fund $33.5
International Stock Fund $27.9
Global Stock Fund $ 0.5

Annual Asset Change

Year-End	*Total*	*Change*	*Fixed Income*	*Change*	*Equity*	*Change*
2005	$166.4	16.4%	$55.7	3.7%	$110.7	24.1%
2006	$212.3	27.6%	$63.7	14.4%	$148.6	34.2%
2007	$235.8	11.0%	$69.3	8.7%	$166.5	12.0%
2008	$143.2	-39.3%	$57.6	-16.8%	$85.6	-48.6%

Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox Stock Fund

as of June 30, 2009

Partial List of Institutional Shareholders (with client inception year)

Port Townsend Paper Corporation	1989	TOC Management Services	1998	Distributors Association	2002
Dayton Superior Corp.	1990	Utah Retirement Systems	1998	Fannie Mae	2002
City of Milwaukee	1991	San Jose Water Company	1999	The Larry L. Hillblom Foundation	2002
Southwest Airlines Company	1991	Schnitzer Steel Industries, Inc.	1999	Hunton & Williams	2002
BART Investment Plans	1993	American Institute of Physics	2000	Mitsubishi Motors North America	2002
Evans & Sutherland	1993	Bandag Incorporated	2000	MultiCare Health System	2002
O.C. Tanner Company	1994	Carnegie Institute Endowment Fund	2000	Oakland Museum of California	2002
Specialty Foods	1994	Curtis Institute of Music	2000	Oklahoma State University	2002
City of Englewood	1995	Drew University	2000	Population Council	2002
Georgia Gulf Corporation	1995	Everett Clinic	2000	Reed College	2002
IHC Health Services	1995	Glass Molders Pottery & Plastics	2000	TECO Energy	2002
Fremont Rideout Health Group	1996	St. Catherine's School	2000	A-dec, Inc.	2003
Nordstrom, Inc.	1996	Sarkeys Foundation	2000	American Philosophical Society	2003
Swinerton, Inc.	1996	Scott & White	2000	Bancwest Corp.	2003
Advocate Healthcare	1997	UnitedHealth Group	2000	Oregon Washington Carpenters Employees Pension Trust	2003
Holland & Hart	1997	Cedars Sinai	2001	Philadelphia Museum of Art	2003
Occidental College	1997	Contra Costa County Electrical Workers	2001	Swedish Match	2003
Ohio Public Employees Deferred Compensation Program	1997	F.R. Bigelow Foundation	2001	U. S. Airline Pilots Association	2003
State of Michigan	1997	Guardian Industries Corporation	2001	Fallon Paiute-Shoshone Tribe	2004
Alaska Railroad	1998	Jack in the Box, Inc.	2001	Hawaii Pacific Health	2004
Community Foundation of N. Central WA	1998	National University	2001	West Virginia University Foundation, Inc.	2004
Flowers Foods, Inc.	1998	Pilkington North America/Libbey-Nippon	2001		
Latham & Watkins	1998	Sherwood Trust	2001		
Levi Strauss & Co.	1998	American Movers Conference	2002		
Rose Resnick Lighthouse for the Blind & Visually Impaired	1998	Boettcher Foundation	2002		

Note: This client list is composed of all tax-exempt clients with accounts greater than $1 million who have granted Dodge & Cox permission to use their names. It is not known whether the listed clients approve or disapprove of Dodge & Cox or the advisory services provided. The experience of the clients listed above may not be representative of the experience of other investors, who may have made investments at different times or had different investment objectives or expectations. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox International Stock Fund

as of June 30, 2009

Partial List of Institutional Shareholders (with client inception year)

City of Milwaukee	2001	Boettcher Foundation	2005	Thacher School	2005
Gensler Architecture Design	2001	Cleveland Foundation	2005	University of Denver	2005
Everett Clinic	2002	Coca-Cola Enterprises, Inc.	2005	Bertelsmann	2006
Los Angeles Philaharmonic Association	2002	Colorado State University Foundation	2005	California Farm Bureau Federation	2006
MultiCare Health System	2002	Field Museum	2005	Deerfield Academy	2006
Washington Education Association	2002	Guardian Industries Corp.	2005	Evans & Sutherland	2006
US Airline Pilots Association	2003	Larry L. Hillbom Foundation, Inc.	2005	Fallon Paiute-Shoshone Tribe	2006
Air Line Pilots Associations	2004	National University	2005	John Carroll University	2006
American Philosophical Society	2004	New Mexico Military Institute	2005	Nissan Americas	2006
Contra Costa County Electrical Workers	2004	Oregon Washington Carpenters		Occidental College	2006
FirstEnergy	2004	Employees Pension Trust	2005	Pilkington North America	2006
Levi Strauss & Co.	2004	Philadelphia Museum of Art	2005	San Jose Water Company	2006
National Collegiate Athletic Association	2004	Population Council	2005	Sherwood Trust	2006
Oklahoma State University	2004	Presbyterian Healthcare Services	2005	TOC Management Services	2006
Scott & White	2004	Reed College	2005	A-dec, Inc.	2007
University of Hartford	2004	Regenstein Foundation	2005	Holland & Hart	2007
West Virginia University Foundation, Inc.	2004	TECO Energy	2005	Jack in the Box, Inc.	2007
Advocate Healthcare	2005	University of Wyoming Foundation	2005	State of Vermont	2007
Atwood Oceanics, Inc.	2005	Woods Hole Oceanographic		Health Partners	2008
Bancwest Corp.	2005	Institution	2005		
Baylor University	2005	Polk Bros. Foundation	2005		

Note: This client list is composed of institutional clients in the Dodge & Cox International Stock Fund with assets greater than $1 million who have granted Dodge & Cox permission to use their names. It is not known whether the listed clients approve or disapprove of Dodge & Cox or the advisory services provided. The client list may not be representative of the experience of other investors making investments at different times or who had different investment objectives or expectations. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox Income Fund

as of June 30, 2009

Partial List of Institutional Shareholders (with client inception year)

Port Townsend Paper	1989	UnitedHealth Group	2002
Advocate Healthcare	1997	Woods Hole Oceanograpic Institution	2002
Pace/Metra-Regional Transit Authority	1998	A-dec, Inc.	2003
Minnesota State Board of Investment	1999	City of Milwaukee	2003
BART (Bay Area Rapid Transit)	2000	Oregon Washington Carpenters Employees Pension Trust Fund	2003
City of Englewood	2000	Rose Hills Foundation	2003
College of St. Benedict	2000	Rose Resnick Lighthouse for the Blind and Visually Impaired	2002
Washington Education Association	2000	Sherwood Trust	2003
Fallon Paiute-Shoshone Tribe	2001	US Airline Pilots Association (USAPA)	2003
O.C. Tanner Co.	2001	Contra Costa County Electrical Workers	2004
American Movers Conference	2002	Norton Simon Museum of Art/Art Foundation	2004
Atwood Oceanics, Inc.	2002	Pepsico, Inc.	2004
Community Foundation of North Central Washington	2002	Starbucks Corporation	2004
Flinn Foundation	2002	West Virginia University Foundation, Inc.	2004
Frick Collection	2002	Evans & Sutherland	2006
Hawaii Pacific Health (Kapiolani Health)	2002	Fannie Mae	2006
Idaho Power Co.	2002	MultiCare Health System	2008
Nissan Americas	2002		
Oakland Museum of California	2002		

Note: This client list is comprised of institutional clients in the Dodge & Cox Income Fund with assets greater than $1 million who have granted Dodge & Cox permission to use their names. It is not known whether the listed clients approve or disapprove of Dodge & Cox or the advisory services provided. The client list may not be representative of the experience of other investors making investments at different times or who had different investment objectives or expectations. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox Balanced Fund

as of June 30, 2009

Partial List of Institutional Shareholders (with client inception year)

Port Townsend Paper	1989
California Emergency Physicians/Med America	1990
Pacific Vision Foundation	1990
Health Partners	1991
Sheppard, Mullin, Richter & Hampton LLP	1992
Methodist Health System	1993
Air Product & Chemicals, Inc.	1994
Atwood Oceanics, Inc.	1994
Specialty Foods	1994
Boddie-Noell Enterprises, Inc.	1995
Intermountain Health Care	1995
Manchester Memorial Hospital	1995
McDermott, Will & Emery	1995
PacifiCorp	1995
Silicon Graphics, Inc.	1995
Wilson Sporting Goods Co.	1995
American Petroleum Institute	1996
Schnitzer Steel Industries, Inc.	1996
Swedish Match	1996
Advanced Micro Devices (AMD)	1997
DataCard Group	1997
Holland & Hart	1997
Los Angeles County	1997
Ohio Public Employees Deferred Compensation	1997
Western States Income Security Fund	1997
Arch Coal/Mingo Logan Coal Company	1998
Latham & Watkins	1998
Pace/Metra-Regional Transit Authority	1998
State of Vermont	1998
Bemis Manufacturing	1999
Giddings & Lewis, LLC	1999
MGIC Investment Corporation	1999
Gannett Co., Inc.	2001
Pilkington North America	2001
Western Wood Products Assoc.	2001
Alliant Techsystems, Inc.	2002
MultiCare Health System	2002
Minnesota State Board of Investment	2003

Note: This client list is composed of defined contribution plan clients with assets greater than $1 million in the Dodge & Cox Balanced Fund who have granted Dodge & Cox permission to use their names. It is not known whether the listed clients approve or disapprove of Dodge & Cox or the advisory services provided. The client list may not be representative of the experience of other investors making investments at different times or who had different investment objectives or expectations. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox Fixed Income Management

June 30, 2009

Fixed Income Investment Policy Committee

Members

Anthony J. Brekke
James H. Dignan
Thomas S. Dugan
Dana M. Emery
Peter C. Lambert
Charles F. Pohl
Kent E. Radspinner
Larissa K. Roesch
Robert B. Thompson

Objectives

- Set & Review Portfolio Strategy
- Approve New Securities
- Approve New Issuers
- Oversee Research Process
- Oversee Implementation of Strategy

Fixed Income Management

Objectives

- Identify & Research Investment Opportunities
- Implement Fixed Income Strategy
- Monitor Client Portfolios, Client Reporting & Special Projects

Members

Dana M. Emery	Management of Department, Corporates
Anthony J. Brekke	Corporates
Linda K. Chong	Mortgage & Asset-Backed Securities
James H. Dignan	Mortgage-Backed Securities
Thomas S. Dugan	Mortgage-Backed Securities
Allen C. Feldman	Analytics Systems
Lucinda I. Johns	Corporates
Nancy L. Kellerman	Municipals, Treasury Trading
Michael Kiedel	Corporates
Peter C. Lambert	Mortgage-Backed Securities
Thinh V. Le	Corporates
Nicholas V. Lockwood	Municipals, Treasury Trading
Shirlee R. Neil	Corporates, Portfolio Transitions
Stephanie D. Notowich	Mortgage-Backed Securities
E. Saul Peña	Corporates, Analytics Systems
Kent E. Radspinner	Asset-Backed Securities, Other Research
Nils M. Reuter	Mortgage-Backed Securities, Analytics Systems
Larissa K. Roesch	Corporates
Adam S. Rubinson	Corporates, Auto Finance
Jay J. Stock	Analytics Systems/Research
Robert B. Thompson	Agencies, Special Situations
	Client Service, Custodian Liaison (3)
	Administration, Research, Trading Assistants (9)

Credit Research

Objectives

- Monitor Current Corporate Holdings
- Evaluate New Credits

Members

Charles F. Pohl, C.I.O. & Director of Credit Research

Industry Analysts

Englebert T. Bangayan	Kevin D. Johnson
Philippe Barret, Jr.	Roger G. Kuo
Lily So Beischer	Karol Marcin
Richard T. Callister	Kathleen Grey McCarthy
Bryan Cameron	Raymond J. Mertens
Steve H. Cassriel	Joel-Patrick Millsap
Mario C. DiPrisco	Amanda L. Nelson
Karim Fakhry	Arun Palakurthy
Jacob Gofman	Paritosh Somani
David C. Hoeft	Steve C. Voorhis
Keiko Horkan	Tae Yamaura
John N. Iannuccillo	

Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Fixed Income Philosophy

June 30, 2009

Philosophy

Using fundamental research, we construct and manage a high-average-quality, diversified portfolio with the goal of producing above-market returns over a three- to five-year time period.

Research Intensive

- Independent Research Staff
- Emphasize individual security and market sector selection

Incremental Yield

- Build portfolios with higher yields than the overall bond market[a]
- Compounding of interest is an important source of total return

Long-Term Investment Horizon

- Three to five-year outlook
- Fully invested portfolio

Analyze Portfolio Risk

- Diversify portfolio by various investment themes
- Maintain high-average-quality portfolio (typically AA- or higher)

[a] Total return (which includes both yield and change in principal value) will fluctuate with market conditions.

Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Key Elements of Our Fixed Income Strategy

June 30, 2009

Investment Goals

- Relatively high and stable income stream
- Long-term preservation of capital
- Outperform benchmark over market cycle

Investment Strategy

- High average portfolio quality
- Focus on security selection – emphasis on evaluating downside risk
- Portfolio diversified by issuer, sector, and investment theme
- Moderate relative interest rate exposure
- Gradual portfolio adjustments

Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Portfolio Risk Management Process

June 30, 2009

Risk Management is an Integral Part of the Investment Process –
We Continually Evaluate the Risk/Reward Profile of Each Security and the Total Portfolio

Fixed Income Investment Policy Committee

Security Selection

- Credit Fundamentals
- Structural Features
- Convexity
- Total Return Simulations/Stress Testing

Total Portfolio

- Diversification (Sector, Industry, Security Type)
- Average Quality (AA- or higher)
- Duration (Interest Rate Risk)
- Yield Curve Positioning
- Liquidity
- Total Return Simulations/Stress Testing

Continual Monitoring

- Research/PM Team
- Proprietary Desk-top Tools
- Third Party Analytics
- Operational Controls
- Guideline Compliance

Dodge & Cox does not use derivative securities except in the case of the more stable classes of Collateralized Mortgage Obligations and Asset-Backed Securities (sequential classes, planned amortization classes, etc.) Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Portfolio Risk Management Process

June 30, 2009

Operational Controls

Compliance

Monitor trades for compliance with client guidelines and Dodge & Cox policy.

- Established Compliance Department
- Model client guidelines on proprietary automated compliance system.
  - Pre-trade and post-trade compliance tests
  - Overnight testing of all rules in all accounts
  - Daily notification of discrepancies via email to portfolio managers and compliance personnel
  - Historical testing
- File hard copies of client guidelines in the fixed-income trading area for ready reference and scan guideline documents to provide electronic access.

Allocation

Allocate trades fairly across client accounts that are eligible to hold the securities based on client guidelines and objectives.

Prioritize accounts based on exposure relative to investment targets. Traders download information from our proprietary accounting system and consider factors such as:

- Issuer concentration
- Industrial concentration
- Sector exposure
- Rating-quality concentration
- Exposure to securities with similar cash flow characteristics
- Exposure to specific issuer programs/collateral types
- Sector contribution-to-duration
- Sources of funds
- Account duration and yield curve positioning
- Assessment of future availability of same or similar securities

Dodge & Cox does not use derivative securities except in the case of the more stable classes of Collateralized Mortgage Obligations and Asset-Backed Securities (sequential classes, planned amortization classes, etc.) Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

A Disciplined, Team Approach to Decision Making

June 30, 2009



Fixed Income Analysts & Portfolio Managers
20 Team members
24 Industry Analysts
Sector Committee: Structured Product and Credit
Fixed Income Investment Policy Committee
9 members, 15 years Avg. tenure
Client Portfolios
Implementation of Investment Decisions

Idea Generation

- Investment process begins with generation of investment ideas by analysts, traders and portfolio managers.
- Single office location facilitates ongoing dialogue among investment professionals.
- Relative value discussions benefit from dual analyst/trader role and the team's close proximity during trading hours.

Formal Review

- Investment recommendations are typically reviewed by Sector Committees prior to formal presentations to the Fixed Income Investment Policy Committee.
- Investment recommendations are subsequently reviewed at regular meetings of the Fixed Income Investment Policy Committee, where analysts and/or portfolio managers present formal reports on individual credits, portfolio strategy, and other investment ideas.

Trade Implementation & Ongoing Monitoring

- Trades are conducted on a best execution basis across all eligible portfolios.
- Analysts intensively monitor portfolio holdings and regularly review status with Fixed Income Investment Policy Committee.

Team Decision Making - A Dynamic Process

June 30, 2009

Fixed Income Analysts/Traders – 20 Professionals

- Monitor fixed income markets
- Maintain relative value spreads – historical and current
- Review security structure/covenants/terms & conditions
- Run total return simulations and OAS analyses
- Prepare formal reports
- Work closely with research analysts
- Implement investment decisions across eligible client portfolios

Credit Research Analysts – 24 Professionals

- Conduct intensive analysis of companies and industries
- Prepare detailed cash flow analyses and projections
- Review issuer liquidity/balance sheet
- Prepare formal written reports available via intranet to all investment professionals
- Make formal presentations to Fixed Income IPC
- Periodically review various industries at Fixed Income IPC
- Work closely with fixed-income analysts

Fixed Income Investment Policy Committee – 9 Members

- Set and review portfolio strategy
- Approve new types of fixed income securities and issuers
- Oversee research process
- Oversee implementation of strategy

Client Portfolios

Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox Fixed Income Organizational Structure

June 30, 2009

For Investment Decisions

Team Decision Making →
- Our Fixed Income Investment Policy Committee has worked together for many years and is responsible for our performance track record.

Portfolio Managers - actively engaged in trading and analysis →
- Availability of securities is not continuous.
- Markets are dynamic and pricing is not transparent.
- Security types are numerous and complex.

Sector Specialization →
- Entire team sits together in one trading room for ease of communication and relative value discussions.

Industry Analysts - a shared resource →
- Larger/deeper team.
- Overlapping investment universe and basic fundamental research is the same.
- Better access to company managements for fixed-income team.
- Institutional knowledge of a large number of companies supports quick, but well-informed decisions in this over-the counter market.

For Client Service

Fixed Income Portfolio Managers
Client Service Associates
Large Support Staff →
- Primary investment contacts for client – facilitate knowledgeable discussions about strategy, holdings, policy, and outlook.
- Primary contacts for administrative/reporting/custodian liaison needs.
- Working to ensure high quality service and operational efficiency.

Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Fixed Income Differentiating Characteristics

June 30, 2009

Focus

- Entire investment team focused on a single investment philosophy. Core fixed income represents approximately 90% of fixed income assets under management
- Clearly defined investment approach: rigorous fundamental analysis with price discipline
- One business in one location: facilitates an ongoing dialogue among our investment professionals

Long-Term View

- Think like a private investor looking for long-term value over 3-5 years
- Patience to wait for results
- Competitive advantage: look beyond short-term concerns to long-term opportunity

Experience & Continuity

- Stable organization: average tenure is 15 years for Fixed Income Investment Policy Committee members
- Consistent investment philosophy over time

Independence

- Ability to stand by our investment convictions
- Operate as owners rather than employees
- Our objective: to provide the highest quality investment management service to our clients

Fixed Income Quantitative Tools

June 30, 2009

Dodge & Cox employs proprietary and commercially available systems to monitor risk exposures, model individual securities and perform scenario analysis.

Portfolio and Security Analytics

Role/use of Independent Analytics Systems:

- Create security/portfolio total return simulations for various interest rate, yield premium, prepayment and yield curve environments.
- Model effects of calls, puts, sinking funds, credit-sensitive coupon changes, and prepayments on security prices/yields/cash flows in various environments.
- Incorporate different prepayment models and vectors into mortgage-backed security and other structured product analysis.

CMS BondEdge, an Interactive Data division
- Security and portfolio level analytics.
- Performance attribution system (PART) estimates sources of total return.
- Compare reports provide cross-sectional analysis of relative risk exposures.
- Security-specific modeling capabilities.

The YieldBook Inc.
- Security and portfolio level analytics.
- Characteristics/option-adjusted spreads for bonds with embedded options.
- Access to mortgage prepayment model and prepayment history.
- Access to vast amounts of historical data.

Barclays Capital "Point Analytics System" & "Live Web-Portal Client"
- Security-specific information and analytics.
- Extensive index analysis capabilities for Barclay Capital indices.

Bloomberg LP Analytics
- Security-specific information and analytics.
- Spreadsheet analysis through real-time links and historical data download.
- Research and news delivery.

Other Systems
- Including: CPR & CDR Technologies, Intex and proprietary models.

Fixed Income Quantitative Tools

June 30, 2009

Dodge & Cox employs proprietary and commercially available systems to monitor risk exposures, model individual securities and perform scenario analysis.

Portfolio Accounting and Trading

AS/400 Database – (IBM I-Series) Proprietary

Integrated Accounting System

- Portfolio Positioning – Current and historical – relative to the benchmark
- Client Information and Reporting
- Performance Measurement / Attribution Tools
- Contact Database
- Compliance Documentation and Resolution Tracking
- Security Master File – Characteristics of individual securities

Trading/Compliance

- "What-If Analysis" – Determine impact of proposed trades prior to execution
- Pre/Post-Trade Compliance Checks
- Rules-Based Allocation system (beta stage)

Electronic Communications Networks

- Trade Web, Market Axess, Bloomberg LP

Corporate Bond Research: Division of Responsibilities

June 30, 2009

Industry Analysts- 24 members

- Perform industry and company fundamental analysis
- Attend industry conferences
- Conduct management interviews and site visits
- Model company balance sheet and cash flows
- Analyze downside risk/fall back options
- Prepare formal written reports and presentations

Fixed Income Analysts/Traders – 20 members

- Monitor company liquidity (debt profiles, bank lines, cash position and access to capital)
- Model company legal structure
- Summarize security prospectus/indenture terms
- Maintain relative value grids
- Prepare total return simulations and OAS analyses
- Assess availability and establish trading strategy
- Monitor rating agency and other research/news

Credit Sector Committee

- Review corporate buy/sell ideas in preparation for Fixed Income Investment Policy Committee meeting
- Review Industry Analyst reports and projections
- Review of indenture/prospectus terms and conditions
- Research/Evaluate key risk factors and fall back options
- Review OAS and total return analyses
- Conduct additional conference calls/meetings with company management, rating agencies and/or third party experts as necessary

Fixed Income Investment Policy Committee – 9 members

Corporate Bond Selection Process

June 30, 2009

Seek Issuers With Stable to Improving Credit Fundamentals at Attractive Valuations


1,073 Issuers
With Public Debt in the Barclay's Capital U.S. Credit and Ba/B U.S. High Yield Indices
586 Issuers
With ≥ $750 Million Outstanding and > 3 Years to Maturity in the Barclay's Capital U.S. Credit and Ba/B U.S. High Yield Indices
500-600 Companies
Actively followed by our industry analysts
75-100 Companies
Under active investment consideration
40-50 Holdings
Diversified Client Portfolio

Team Process
Our analysts, traders and portfolio managers work together in all stages of the investment process from idea generation to implementation.

Valuation Assessment
A security's yield premium reflects the market's expectations of an issuer's ability and willingness to repay their debt and the security's structural features and liquidity.

Issuer Fundamentals
Our independent assessment of a company's creditworthiness over our investment horizon.

Analysts' review includes both quantitative and qualitative factors:
- industry fundamentals and competitive position
- historical and prospective credit metric review throughout cycle
- rigorous downside analysis (access to capital, asset quality)
- management visits/conference calls

Fixed income review includes:
- indenture analysis (legal and structure)
- liquidity analysis (debt maturity schedule, bank line availability and renewal, CP)
- ability to implement (availability)

Fixed Income Investment Policy Committee Review
- Formal presentation and relative value assessment
- Effect on overall portfolio

Implement Across Eligible Client Portfolios

Source: Barclays Capital POINT System Analytics.

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Credit Analysis Review

June 30, 2009

Having looked over lists of major companies in recent history that have gone into bankruptcy, defaulted, or been downgraded to non-investment grade, we have come to the conclusion that there are four basic reasons that companies get into severe financial difficulty. These reasons include:

A. The company is a weak player in a declining or cyclical commodity business.
B. The company is very poorly financed to begin with and is unable to withstand ordinary business downturns.
C. The regulatory or legal environment changes in some adverse way.
D. The company makes some "fad" product (e.g. toys) that can experience sudden shifts in demand.

Questions We Ask to Evaluate the Potential for a Company to Fall Into Any of Those Four Groups

Economic and Industry Risk Assessment

- What is the industry's exposure to the business cycle? Do emerging technologies or regulatory instability threaten the industry?
- What is the industry's importance within the overall economy? Is this a commodity-like product/service in a low profitability industry? If so, what is the supply/demand balance likely to be going forward? What do capital expenditures look like (for the company and its competitors)?
- Is the industry expanding or contracting? Is the industry consolidating or fragmenting? Does it need more or fewer players? Is there an increasingly dominant or disruptive competitor?

Company-Specific Risk Assessment

- What is the firm's market share? Is it increasing or decreasing? What could reverse this trend over the course of a market cycle? Are there major contracts that expire prior to the maturity of our debt?
- What is management's attitude towards debt? Are there specific goals in terms of credit ratings or debt level? Are they likely to do a levered acquisition?
- Does the firm face potential environmental liabilities, litigation exposure, or regulatory actions that could result in a severely adverse outcome?
- Are there any reasons for the firm to go into bankruptcy (e.g. labor contracts or other fixed commitments that might need to be abrogated)?

Balance Sheet, Operating History, and Downside Cashflow Model

- How stable are earnings and cash flows? What's the potential range of outcomes over a cycle? What's the firm's financial position relative to its peers?
- Are there substantial off-balance sheet assets or liabilities or odd securities in the company's capital structure?

Credit Metrics and Liquidity Analysis

- How large of a cash cushion exists for emergency situations? What happens if the firm is unable to refinance expiring credit arrangements? Does the firm own any non-core assets? How marketable are they? Are they generating cash flow?
- Specific emphasis is placed on leverage, coverage, and industry-specific ratios, both on an absolute basis and relative to peers. Is there anything misleading in the ratios?

Issue-Specific Risk Assessment

- Are there any structural or subordination issues, significant covenants, ratings triggers, guarantees, etc. associated with the debt?

Fixed Income Asset Breakdown by Product Type

as of June 30, 2009

$ in Millions

	Fixed Income Accounts			Balanced Accounts			Total
	Bonds	Cash	Total	Bonds	Cash	Total	
Core[a]	41,707	1,406	43,113	4,891	391	5,282	48,395
Short	395	12	406	2	0	2	408
Intermediate	1,290	30	1,320	260	16	276	1,596
Long	4,914	67	4,981	0	0	0	4,981
Custom Benchmark / Restrictive Guidelines	94	1	95	2	0	2	97
Core	6	0	6	0	0	0	6
Other	88	*1*	89	*2*	*0*	*2*	90
Municipal	28	8	36	365	42	406	442
Total	**48,427**	**1,524**	**49,951**	**5,519**	**449**	**5,968**	**55,919**

[a]Core totals include the Dodge & Cox Income Fund and Dodge & Cox Balanced Fund (see below).

	Income Fund			Balanced Fund			Total
	Bonds	Cash	Total	Bonds	Cash	Total	
Mutual Funds	14,427	622	15,049	3,906	256	4,162	19,211

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox Core Fixed Income

June 30, 2009

Effective Duration vs. BCAG Index Quarterly Data December 1987 – June 2009



Effective Duration
7.0
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
D&C Duration
Barclays Capital Aggregate Bond Index Duration

Relative Effective Duration vs. 30- Year U.S. Treasury Yield



Duration, % basis
+50%
+40%
+30%
+20%
+10%
+0%
-10%
-20%
-30%
-40%
Relative Duration
US Treasury 30-Year Yield
Treasury yield
10%
9%
8%
7%
6%
5%
4%
3%
2%
Dec-87
Jun-88
Dec-88
Jun-89
Dec-89
Jun-90
Dec-90
Jun-91
Dec-91
Jun-92
Dec-92
Jun-93
Dec-93
Jun-94
Dec-94
Jun-95
Dec-95
Jun-96
Dec-96
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09

Source: Compare from CMS BondEdge, an Interactive, an Interactive Data division, Barclays Capital' POINT System and Bloomberg LP.

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness of accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Different Methods to Achieve Portfolio Duration

March 31, 2009

	Treasury Strips	Treasury Bond Futures	Swaps
	A zero coupon bond carved out from the principal or interest from a U.S. Treasury security.	*Roll long positions in contracts for 15+ year Treasury maturities. Yields < 6% favor shorter maturities and higher coupons. If leverage is not employed, this is like a 10- 11yr duration bond with a cash yield.*	*Equivalent to buying a fixed rate bond and paying for it by borrowing at a LIBOR floating rate. If cash is held against the notional it is like buying the fixed rate bond outright.*
Advantages	▪ Very high duration so only a small amount is required. ▪ Very high convexity (over 2x the coupon-bearing 30yr UST). ▪ Yield compensation as the bond accrues toward par. ▪ No need to roll. ▪ Good liquidity.	▪ Can create greater duration flexibility in the cash portfolio *with leverage*. ▪ Transparent market. ▪ Good liquidity.	▪ Can create greater duration flexibility in the cash portfolio *with leverage*. ▪ Good liquidity. ▪ Highly customizable. ▪ Positive convexity. ▪ Incremental yield.
Disadvantages		▪ Can have negative convexity due to delivery options. ▪ No accrual. Only a price hedge. ▪ Trading costs from rolling every quarter (about 3 bps annually). ▪ If leverage is not employed, bonds can provide better incremental yield.	▪ Counterparty risk. ▪ Can achieve higher incremental yield with other securities.

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness of accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Ten-Year U.S. Treasury Yields

May 1967 - June 2009



16
14
12
10
8
6
4
2
0
Percent
May-67
May-69
May-71
May-73
May-75
May-77
May-79
May-81
May-83
May-85
May-87
May-89
May-91
May-93
May-95
May-97
May-99
May-01
May-03
May-05
May-07
May-09

Source: Bloomberg LP "GT 10-Year" or rolling "new issued" UST Ten-year note

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Constant Maturity Ten-Year U.S. Treasury Yields

May 30, 2008 – May 30, 2009



Percent %
4.4
4
3.6
3.2
2.8
2.4
2
5/30/08
6/30/08
7/30/08
8/30/08
9/30/08
10/30/08
11/30/08
12/30/08
1/30/09
2/28/09
3/30/09
4/30/09
5/30/09

Source: Bloomberg LP "GT 10-Year"

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Long Maturity Corporate Yield Premiums Relative to Treasuries

Citigroup A-rated and BBB-Rated Corporate 10+ Year Index Option-Adjusted Yield

versus

Citigroup Treasury 10+ Year Index Option-Adjusted Yield

December 1988 – May 2009



Treasury Yield
A-Rated Corporate Yield
BBB-Rated Corporate Yield
Yield, %
11.0
9.0
7.0
5.0
3.0
1.0
Yield Difference (bps)
700
600
500
400
300
200
100
0
Dec-88
Jun-89
Dec-89
Jun-90
Dec-90
Jun-91
Dec-91
Jun-92
Dec-92
Jun-93
Dec-93
Jun-94
Dec-94
Jun-95
Dec-95
Jun-96
Dec-96
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08

Source: The Yield Book, Inc.

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Intermediate Corporate Yield Relative to Treasuries

Citigroup A & BBB Rated Corporate 7-10 Year Index Option-Adjusted Yield

versus

Citigroup Treasury 7-10 Year Index Option-Adjusted Yield

December 1988 – May 2009



Treasury Yield
A-Rated Corporate Yield
BBB-Rated Corporate Yield
Yield, %
12.0
10.0
8.0
6.0
4.0
2.0
Yield Difference (bps)
800
700
600
500
400
300
200
100
0
Dec-88
Jun-89
Dec-89
Jun-90
Dec-90
Jun-91
Dec-91
Jun-92
Dec-92
Jun-93
Dec-93
Jun-94
Dec-94
Jun-95
Dec-95
Jun-96
Dec-96
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08

Source: The Yield Book, Inc.

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Holding Period Returns

June 30, 2009

Incremental Yield can Provide Excess Returns

Return Comparisons in an Unchanged Interest Rate Environment

					1 Year			3 Years			5 Years		
Issuer	Coupon	Maturity	Initial Yield	Yield Premium basis points	Total Return	Excess Return	**Loss Adjusted Excess Return**[a]	Total Return	Excess Return	**Loss Adjusted Excess Return**[a]	Total Return	Excess Return	**Loss Adjusted Excess Return**[a]
U.S. Treasury	3.54%	10 Years	3.54%[b]		3.57%			11.08%			19.13%		
A-Rated Corporate	5.82%	10 Years	5.82%	228.8	5.87%	2.31%	**2.11%**	18.26%	7.18%	**6.38%**	31.54%	12.41%	**10.88%**
Baa-Rated Corporate	6.61%	10 Years	6.61%	307.8	6.67%	3.11%	**2.30%**	20.74%	9.66%	**7.84%**	35.82%	16.69%	**13.23%**

Even with the assumption that future credit losses (defaults net recoveries) match the highs for rolling five-year periods since 1970, the five-year cumulative holding period return for a 10-year Baa-rated corporate bond would still exceed that of a 10-year U.S. Treasury by 13.23% assuming a 308 basis point starting yield premium.

[a]Loss adjusted excess return is the excess return minus the highest cumulative default rate for one, three and five years, respectively, for cohorts formed since 1970 for the rating category, assuming a 40% recovery rate

	1 year	3 years	5 years
"A"	0.33%	1.34%	2.56%
"Baa"	1.35%	3.04%	5.76%

[b]Initial Yield - U.S. Treasury Benchmark 10- year security as of June 30, 2009.

Return calculations assume: par bonds, reinvestment at U.S. Treasury initial yield, and constant yield premium. Total returns show simulated returns; actual performance will vary and may be materially different from the returns listed.

Source: Calculated using Bloomberg LP's Horizon Analysis Calculator. Source on default rate, Moody's Investors Service. Worst cumulative default rates by rating category for the most recent periods listed below. Latest available year is 2008.

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Corporate Bonds vs. U.S. Treasury Securities

June 30, 2009

Current Yield Premiums Provide Potential Downside Protection

Ending Yield Premium and Change from Initial Level (in basis points)
Resulting in a Break-Even Total Return with U.S. Treasuries

A-Rated Corporate Bond Priced @ Par due in 10 Years
Beginning Yield-to-Maturity of 5.82%, a Yield Premium of 229 basis points

	1 Year		3 Years		5 Years	
	Break-Even Yield Premium[a]	Change in Yield Premium	Break-Even Yield Premium[a]	Change in Yield Premium	Break-Even Yield Premium[a]	Change in Yield Premium
Ending Treasury Rate = 4.54% (1% increase)	277	48	380	151	567	338
Ending Treasury Rate = 3.54% (0% increase)	263	34	361	132	542	313
Ending Treasury Rate = 2.54% (1% decrease)	249	20	343	114	518	289

Baa-Rated Corporate Bond Priced @ Par due in 10 Years
Beginning Yield-to-Maturity of 6.61%, a Yield Premium of 308 basis points

	1 Year		3 Years		5 Years	
	Break-Even Yield Premium[a]	Change in Yield Premium	Break-Even Yield Premium[a]	Change in Yield Premium	Break-Even Yield Premium[a]	Change in Yield Premium
Ending Treasury Rate = 4.54% (1% increase)	374	66	520	212	787	479
Ending Treasury Rate = 3.54% (0% increase)	355	47	493	185	**751**	443
Ending Treasury Rate = 2.54% (1% decrease)	337	29	468	160	716	408

- The yield premium on a 10-year, Baa-rated corporate bond could increase by 443 basis points to a level of 751 basis points and the five-year holding period return would still break-even with that of a 10-year U.S. Treasury.

[a]Break-Even Yield Premium assumes: par bonds, reinvestment at 3.54% US Treasury benchmark 10-year security. Source: Calculated using Bloomberg LP's Swap Analysis Calculator.

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Corporate Spread Comparison By Quality Rating

June 30, 2009



Corp AAA
Corp AA
Corp A
Corp BAA
BA/B
OAS(a)
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
-
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08

Source: Barclays Capital (POINT System).

[a] The option-adjusted spread (OAS) is the instrument's current spread over the benchmark minus that component of the spread that is attributable to the cost of the embedded options. OAS does not translate into a return. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Long Maturity Corporate Yield Premiums Relative to Treasuries

Citigroup Corporate 10+ Year Index Option-Adjusted Yield
versus
Citigroup Treasury 10+ Year Index Option-Adjusted Yield

December 1988 – June 2009



Treasury Yield
Corporate Yield
Yield, %
12.0
10.0
8.0
6.0
4.0
2.0
Difference, bps
600
500
400
300
200
100
0
Dec-90
Jun-91
Dec-91
Jun-92
Dec-92
Jun-93
Dec-93
Jun-94
Dec-94
Jun-95
Dec-95
Jun-96
Dec-96
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09

Source: The YieldBook Inc.

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

U.S. Bond Market Conditions

June 30, 2009

Barclays Capital Quality Rating Indices



Corp AAA
Corp AA
Corp A
Corp BAA
BA/B
OAS(a)
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
-
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08

Barclays Capital Banking Index



OAS(a)
750
700
650
600
550
500
450
400
350
300
250
200
150
100
50
0
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08

TED Spread



Yield Differential %
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08

TED Spread is the difference in rates between 3mos. libor rate and 3mos. UST Bill rate

Barclays Capital U.S. MBS Index



OAS(a)
200
180
160
140
120
100
80
60
40
20
-
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08

[a]OAS (option-adjusted spread) is the option-adjusted yield differential between stated index and comparable U.S. Treasuries. OAS does not translate into a return.

Sources: Barclays Capital, Bloomberg. The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Ten Year U.S. Treasury vs. Core Consumer Price Index

Difference Between 10 Year U.S. Treasury Rate and CPI (ex. Food & Energy)

January 31, 1984 – March 31, 2009


Percent
10
8
6
4
2
0
-2
Average Difference: 3.4
Jan-84 Jan-85 Jan-86 Jan-87 Jan-88 Jan-89 Jan-90 Jan-91 Jan-92 Jan-93 Jan-94 Jan-95 Jan-96 Jan-97 Jan-98 Jan-99 Jan-00 Jan-01 Jan-02 Jan-03 Jan-04 Jan-05 Jan-06 Jan-07 Jan-08 Jan-09

10 Year U.S. Treasury Rate and CPI (ex. Food & Energy)

January 31, 1984 – March 31, 2009


Difference, %
16
14
12
10
8
6
4
2
0
10yr yield
CPI
Jan-84 Jan-85 Jan-86 Jan-87 Jan-88 Jan-89 Jan-90 Jan-91 Jan-92 Jan-93 Jan-94 Jan-95 Jan-96 Jan-97 Jan-98 Jan-99 Jan-00 Jan-01 Jan-02 Jan-03 Jan-04 Jan-05 Jan-06 Jan-07 Jan-08 Jan-09

Source: Bloomberg LP- "USGG 10 Yr Index" and "CPI XYOY Index"

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Ten Year U.S. Treasury vs. Headline Consumer Price Index

Difference Between 10 Year U.S. Treasury Rate and Headline CPI

January 31, 1984 – March 31, 2009


Difference, %
12
10
8
6
4
2
0
-2
Difference
Jan-84
Jan-85
Jan-86
Jan-87
Jan-88
Jan-89
Jan-90
Jan-91
Jan-92
Jan-93
Jan-94
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09

10 Year U.S. Treasury and Headline CPI

January 31, 1984 – March 31, 2009


Percent
16
14
12
10
8
6
4
2
0
10yr
CPI
Jan-84
Jan-85
Jan-86
Jan-87
Jan-88
Jan-89
Jan-90
Jan-91
Jan-92
Jan-93
Jan-94
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09

Source: Bloomberg LP - "USGG 10 Yr Index" and "CPI YOY Index"

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

MBS Spreads (OAS) Over Time

June 30, 2009



OAS[a]
200
180
160
140
120
100
80
60
40
20
-
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08

Source: Barclays Capital (POINT System).

[a]*The option-adjusted spread (OAS) is the instrument's current spread over the benchmark minus that component of the spread that is attributable to the cost of the embedded options. OAS does not translate into a return. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.*

TIPS Break-even CPI

June 30, 2009



Real Yield, %
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
10-Year Maturity
30-Year Maturity
12/31/1996
3/31/1997
6/30/1997
9/30/1997
12/31/1997
3/31/1998
6/30/1998
9/30/1998
12/31/1998
3/31/1999
6/30/1999
9/30/1999
12/31/1999
3/31/2000
6/30/2000
9/30/2000
12/31/2000
3/31/2001
6/30/2001
9/30/2001
12/31/2001
3/31/2002
6/30/2002
9/30/2002
12/31/2002
3/31/2003
6/30/2003
9/30/2003
12/31/2003
3/31/2004
6/30/2004
9/30/2004
12/31/2004
3/31/2005
6/30/2005
9/30/2005
12/31/2005
3/31/2006
6/30/2006
9/30/2006
12/31/2006
3/31/2007
6/30/2007
9/30/2007
12/31/2007
3/31/2008
6/30/2008
9/30/2008
12/31/2008
3/31/2009
6/30/2009

Source: Merrill Lynch, Bloomberg LP.

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

TIPS Real Yields

June 30, 2009



Real Yield, %
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
10-Year Maturity
30-Year Maturity
12/31/1996
3/31/1997
6/30/1997
9/30/1997
12/31/1997
3/31/1998
6/30/1998
9/30/1998
12/31/1998
3/31/1999
6/30/1999
9/30/1999
12/31/1999
3/31/2000
6/30/2000
9/30/2000
12/31/2000
3/31/2001
6/30/2001
9/30/2001
12/31/2001
3/31/2002
6/30/2002
9/30/2002
12/31/2002
3/31/2003
6/30/2003
9/30/2003
12/31/2003
3/31/2004
6/30/2004
9/30/2004
12/31/2004
3/31/2005
6/30/2005
9/30/2005
12/31/2005
3/31/2006
6/30/2006
9/30/2006
12/31/2006
3/31/2007
6/30/2007
9/30/2007
12/31/2007
3/31/2008
6/30/2008
9/30/2008
12/31/2008
3/31/2009
6/30/2009

Source: Merrill Lynch, Bloomberg LP.

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Historical U.S. Treasury Yields

December 31, 1997– May 30, 2009


Year UST-2
Year UST-10
Difference
Yield
8
7
6
5
4
3
2
1
0
-1
12/31/97
6/30/98
12/31/98
6/30/99
12/31/99
6/30/00
12/31/00
6/30/01
12/31/01
6/30/02
12/31/02
6/30/03
12/31/03
6/30/04
12/31/04
6/30/05
12/31/05
6/30/06
12/31/06
6/30/07
12/31/07
6/30/08
12/31/08

Source: Bloomberg LP "GT 10-Year"

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

U.S. Treasury Yield Curves

June 30, 2008 – June 30, 2009



Yield, %
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
6/30/2008
6/30/2009
3mo
6mo
2yr
5yr
10yr
30yr



Change, bps
-155
-181
-151
-77
-44
-20
3mo
6mo
2yr
5yr
10yr
30yr



Total Return, %
1.04
2.35
5.63
8.37
7.40
7.11

Source: Bloomberg LP and Barclays Capital POINT System Bellwether Treasury Indices

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

U.S. Treasury Yield Curves

December 31, 2008 – June 30, 2009



Yield, %
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
12/31/2008
6/30/2009
3mo
6mo
2yr
5yr
10yr
30yr
Change, bps
+10
+8
+35
+101
+132
+165
3mo
6mo
2yr
5yr
10yr
30yr
Total Return, %
0.11
0.31
0.28
-2.75
-8.73
-23.33

Source: Bloomberg LP and Barclays Capital POINT System Bellwether Treasury Indices

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

U.S. Treasury Yield Curves



June 30, 2009
December 31, 2008
June 29, 2007
Yield to Maturity
6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
0
5
10
15
20
25
30
Years to Maturity

Source: Bloomberg LP.

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

U.S. Treasury Yield Curves

June 2009



June 30, 2009
June 30, 2008
June 29, 2007
Yield to Maturity
6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
0
5
10
15
20
25
30
Years to Maturity

Source: Bloomberg LP.

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

U.S. Treasury Yield Curves



June 30, 2009
June 30, 2008
June 29, 2007
Yield to Maturity
6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
0
5
10
15
20
25
30
Years to Maturity

June 30, 2008 to June 30, 2009

	High	Low
2yr.	2.74% (7/23/08)	0.65% (12/16/08)
10yr.	4.12% (7/23/08)	2.06% (12/30/08)
30yr.	4.76% (06/10/09)	2.52% (12/18/08)

Source: Bloomberg LP.

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

The Threat of LBOs and Leveraged Recapitalizations

June 2009

Company-Specific LBO Risk Can Be Viewed as a Function of the Following Factors:

▪ Feasibility	Are there legal, regulatory or structural impediments to doing an LBO? Can greater leverage generate an attractive equity return?
▪ Management Inclination	Does management want to go private? If so, at what price?
▪ Likelihood	Given the industry and company profile, how likely are private equity investors to find a transaction attractive?

What Are We Doing About LBO Risk?

- Creating LBO screens for portfolio holdings and prospective holdings (e.g., market cap, enterprise value, valuation and balance sheet metrics, stock performance).
- Intensifying our dialogue with management teams at portfolio companies to solidify our understanding of their capitalization philosophy (target leverage and importance of that leverage to stated strategic goals).
- Using LBO models to analyze the potential for portfolio companies to issue debt that subordinates existing bonds, given existing covenants.
- Focusing investments in issuers and bonds that we believe have a lower LBO risk profile:
  - Companies whose credit and financial strength ratings are important to their business (banks, finance companies, insurance, defense contractors, pharma)
  - Secured financing of industrial companies (BNI, CSX, FDX and UNP)
  - Bonds with leverage limitations (BXP, EQR) or change-of-control puts, where available
  - Companies that are likely to be too large for an LBO (BHP, CMCSA, HPQ, PFE, ROSW, T)
  - Companies that have a large family ownership or management component in the expectation that they do not want to sell the company (DDS, FMCC, JWN)
  - Companies that are already private (COX, GMAC, HCA)
  - Companies that have the potential for a higher debt burden already factored in their bond prices (LIBERT)

We Have Responded Proactively to Protect Bondholder Interests

- Formed ad-hoc GMAC bondholder group to negotiate improved terms to the exchange offer designed to achieve bank holding company status for GMAC.
- Participated in an ad-hoc bondholder committee to resist coercive debt tender and consent solicitation in EOP buyout.
- Helped form the Credit Roundtable that published the White Paper "Improving Covenant Protection in the Investment Grade Bond Market."

The above reflects our views and analysis of recent LBO activity as of May 2009 and is not intended as a recommendation to buy, sell or hold any particular security or as an indication of Dodge & Cox's current or future investment activity. Any such views or analysis are subject to change without notice. Statements of fact may be inaccurate or incomplete. It should not be assumed that any securities mentioned have been or will be profitable and there is no assurance that securities purchased will remain in, or that securities sold will not be repurchased for, a portfolio. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

The Threat of LBOs and Leveraged Recapitalizations

June 2009

Tremendous Increase in Number of LBOs	2007	2009
▪ Plentiful financing at extremely low spreads	√	
▪ Large amounts of cash committed to buyout/PE funds	√	√
▪ Reasonable valuation of public equity securities	√	√
▪ Low amounts of corporate leverage but high levels of profitability	√	
▪ Weak investment-grade covenants (with the ability to subordinate existing unsecured bondholders)	√	√

Although financing has temporarily dried up for LBOs, and the number of issuers providing change of control protection in their bonds has increased, many of the factors underlying the LBO boom still exist.


New Issue Leveraged Loan Volume
$ in billions
$0
$100
$200
$300
$400
$500
$600
$220
$256
$243
$185
$139
$139
$166
$265
$295
$480
$535
$457
$133
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
1Q-3Q07
1Q-3Q08
Pro Rata
Institutional

Overlap Between LBO Attractiveness and Our Investment Philosophy

We tend to like the same companies that LBO buyout funds do. Some of the common characteristics we look for in our portfolio companies are:

- Strong, durable franchises that can weather cyclical downturns
- Reasonable capital structure, liquidity and debt profiles
- Capable management team
- Limited exposure to legal or regulatory changes
- Strong cashflow in a variety of economic environments
- Saleable assets in the event of a downturn


Average Leverage for Large LBO Deals
0.0x
2.5x
5.0x
7.5x
5.1x
5.2x
5.8x
5.6x
5.1x
5.6x
5.6x
5.7x
5.8x
7.0x
6.2x
6.2x
5.1x
4.5x
4.6x
1Q 05
2Q 05
3Q 05
4Q 05
1Q 06
2Q 06
3Q 06
4Q 06
1Q 07
2Q 07
3Q 07
4Q 07
1Q 08
2Q 08
3Q 08
Senior Leverage
Subordinated Leverage

Dodge & Cox Portfolio Accounts Have Already Been Affected by the LBO Trend

- HCA (negative result)
- EOP (positive result)

Source: Standard & Poor's LCD
Notes: Data includes issuers with pro-forma EBITDA > $50mm

Liquidity Reviews of Portfolio Companies

as of June 2009

Access to Liquidity is Extremely Challenging in the Current Environment

Given the erosion of access to wholesale funding, we are focusing intensely on the following issues for all portfolio companies:

- Does the company have enough liquidity to continue operating its businesses in the normal course for the foreseeable future?
- What contingencies exist that may place that ability in peril?
- What are the key sources and uses of cash for the next 12-18 months?
- What is the likelihood of outlier events (e.g. regulatory action, strategic changes, trade credit disruptions) that could affect our view of the adequacy of corporate liquidity?

Key Items of Focus for Financial Companies

Liquid Resources

- Cash (location of cash and the presence of restrictions that may limit use/transfer)
- Investments and AFS securities (size, marketability, asset type and volatility of fair value)
- Bank lines (including conditions to draw, covenant compliance, maturity profile and financial strength of syndicate members)

Potential Calls on Liquidity and Capital

- Near-term debt and commercial paper maturities
- Collateral posting obligations
- Ratings-based triggers
- Guarantees/commitments to lend
- Repo financing and securities lending
- Potential strategic transactions (e.g. spinoffs)
- Contingent claims (including off-balance sheet exposures)
- Concentration of counterparty exposures
- Need for capital replenishment at regulated subsidiaries
- Migration of unrealized losses to realized losses and other-than temporary impairment due to changes in value or ability to hold
- Potential for writedowns of deferred policy acquisition costs
- Writedowns (and limitations on capital inclusion) of deferred tax assets
- Changes in regulatory viewpoint of capital adequacy (esp. FDIC)

Effective Duration of Mortgage Sector

December 31, 1999 to June 30, 2009

Dodge & Cox Composite-(Mortgage Only) vs. Barclays Capital Mortgage Index



Effective Duration (Years)
D & C Tax-Exempt Core Composite (Mortgage Only)
Barclays Capital Mortgage Index
4.6
4.4
4.2
4.0
3.8
3.6
3.4
3.2
3.0
2.8
2.6
2.4
2.2
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
Dec-99 Mar-00 Jun-00 Sep-00 Dec-00 Mar-01 Jun-01 Sep-01 Dec-01 Mar-02 Jun-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06 Dec-06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 Jun-08 Sep-08 Dec-08 Mar-09 Jun-09

Source: Compare from CMS BondEdge, an Interactive Data division and Barclays Capital POINT System.

The Fixed Income Tax-Exempt Composite is comprised of core fixed income accounts that are managed free of tax constraints. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Key Factors in Evaluating Mortgage Securities

March 31, 2009

Loan Characteristics

- Balance – How does the loan size impact the borrower's incentive and ability to refinance?
- Loan Age – How does the mortgage's age and borrower's past behavior impact average life variability?
- Loan-to-Value – Does the borrower's loan-to-value limit his or her ability to refinance?
- Loan Type
  - Amortization Schedule (e.g., 30-year, 15-year)
  - Special Programs (e.g., HFA securities, VA Vendee securities)
- WAC (Weighted Average Coupon) – What is the refinancing incentive for the borrower?
- Servicer – Is the pool serviced by an efficient servicer?

Borrower Profile

- Credit – Does the borrower's credit impact his or her ability to access mortgage credit?
- Geographical Profile – Does the geographic profile limit the borrowers ability to refinance?
- Home Price – Does the borrower have positive or negative equity in the property?
- Time in Residence – How might this impact the cash flow's variability?

The above information is no a complete analysis of ever material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cos makes no representations as to the completeness of accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Mortgage-Backed Security (MBS) Investing at Dodge & Cox

June 30, 2009

Objective:

We conduct ongoing, fundamental research on all types of mortgage-related securities, seeking securities whose total returns may outpace those of similar-duration, alternative investments without sacrificing the duration stability of the portfolio.

Fundamental Research Process

- What are the unique characteristics of the underlying mortgage borrowers and loans?
- How will these characteristics influence prepayment behavior?
- Relative value: does market pricing fully incorporate the benefits/drawbacks of those characteristics?

Focus on Security Selection

- Emphasize lesser-known programs and sectors within the Agency mortgage-backed security market, e.g., seasoned 15-year pass-throughs, Hybrid ARMs, "Re-performing" FHA/VA loans and Fannie Mae DUS.
- Accept marginal reduction in liquidity for better cash flow characteristics and more attractive long-term total return potential.

Portfolio Benefits

- Incremental portfolio yield, without sacrificing credit quality.
- Greater portfolio duration stability than Index = reduced whipsaw risk.
- Stable cash flow MBS add a nice defensive feature to portfolios.

Effective Duration of Mortgage Sector D&C Composite vs. Barclays Capital Mortgage Index – Mortgages Only

December 31, 1999 – June 30, 2009



D & C Tax-Exempt Core Composite (Mortgage Only)
Barclays Capital Mortgage Index
Effective Duration (Years)
5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09

Source: Compare from CMS BondEdge, an Interactive Data division and Barclays Capital POINT System.

The Fixed Income Tax-Exempt Composite is comprised of core fixed income accounts that are managed free of tax constraints. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Mortgage-Backed Securities Strategy

Major Elements of our MBS Strategy

- A focused approach to MBS investing, utilizing fundamental research on borrower, loan, and program characteristics to identify attractive opportunities.
- Incorporating a significant amount of non-Index Agency mortgage securities.
- Portfolio weighting based on relative value, incorporating dynamic scenario analysis of potential total returns vs. similar-duration alternatives.

Client's name MBS Portfolio (44.5% of Total Portfolio)


15-year Pass-Throughs[c] 38%
Seasoned 30 year Pass-Throughs 21%
30-year Pass - Throughs (Non-Standard) 8%
Hybrid ARMs 21%
PACS & Other CMOs 2%
"Reperforming" 5%
FNMA 'DUS' 5%
"Vendees"

Barclays Capital MBS Index[a] (37.9% of Index)


Seasoned 30-year Pass-Throughs 54.2%
Unseasoned 30-year Pass-Throughs[b] 23.1%
Hybrid ARMs, 7.5%
15-year Pass-Throughs[c] 15.2%

[a]Source: Barclays Capital POINT System. [b] > 340 months to weighted-average maturity [c]Includes 20-Year Pass-Throughs

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Recent Policy Actions And Effect on Mortgage Market

June 30, 2009

S&P / Case-Shiller Composite – 20 City Home Price Index (% Change YOY)



% Change (YOY)
20
15
10
5
0
-5
-10
-15
-20
-25
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09

Freddie Mac 30-Yr Conforming Mortgage Rate (Survey)



%
9.00
8.50
8.00
7.50
7.00
6.50
6.00
5.50
5.00
4.50
4.00
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09

Mortgage Affordability (NAR Home Affordability Composite Index)



180
160
140
120
100
80
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09

Mortgage Bankers Association Mortgage Applications



Refis (left scale)
Purchases (right scale)
12,000
10,000
8,000
6,000
4,000
2,000
0
600
500
400
300
200
100
0
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09

Sources: Freddie Mac, Bloomberg. The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Policy Actions Drive Reduced GSE MBS Weighting

July 31, 2009

Policy Action	Market Effect
▪ The U.S. Treasury, GSEs, and (especially) Federal Reserve are purchasing significant amounts of GSE MBS	▪ GSE MBS yields and yield premiums have declined dramatically, lowering consumer mortgage rates as well
▪ GSEs have loosened underwriting standards and reduced associated fees for refinancing existing borrowers:	▪ More mortgage borrowers can take advantage of lower MBS rates
- Up to 125% Loan-To-Value for refinancers	- Many borrowers who were unable to refinance due to shrinking home values are now eligible
- Freddie Mac has reduced some of its "adverse delivery" charges	- More competitive mortgage rates for imperfect borrowers or those located in declining markets
- More refinancings eligible to be streamlined	- Increased speed of refinancing response

Despite greater prepayment risk, the presence of a large, determined buyer (the U.S. Government) has elevated valuations and reduced risk premiums. Our response has been to reduce portfolios' MBS weighting.

Reduced Risk Premiums: Option Adjusted Spread on 30-year "par priced" GSE MBS



160
140
120
100
80
60
40
20
0
-20
-40
-60
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09

The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox's current or future trading activity. The securities identified do not represent an account's entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

MBS Example: Fannie Mae Multifamily Securities

FNMA DUS Multifamily Pass-Through Securities (DUS: Delegated Underwriting and Servicing)

FNMA DUS Pool 545209, 6.135% Due 10/1/11

Client's name
Current Holding: xxx as of 11/30/08

Collateral

- Loans on income-producing multifamily properties (5 or more units)
- $1 million to $50 million assumable first lien mortgages
- Substantial penalty for prepayment throughout most of bond's life

Underwriting

- 28 DUS lenders selected by FNMA to underwrite multifamily mortgage loans
- Strict FNMA underwriting guidelines
- Loss-sharing agreement between underwriters and FNMA

Structure

- "Pass-through" security
- Loans typically have 30 year amortization term with balloon payment in year 7 or 10
- FNMA guarantees timely payment of principal and interest
- Investors receive a portion of any prepayment penalty paid by the borrower

Risks

- FNMA does not guarantee the prepayment penalty
- Typically one or two loans per pool

Role In Portfolio

- Stable expected cash flow with no extension risk
- Attractive yield premium
- Dodge & Cox focus on "Mega" DUS pools provides diversification of prepayment/default risk



FNMA guarantee
Multifamily Borrower
DUS Underwriter and Servicer
Investors
Monthly Payment
Loan payment less servicing fee

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness of accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Equivalent Ratings of Moody's and Standard & Poor's

June 30, 2009

Investment Grades		Non-Investment or "Speculative" Grades	
Moody's	Standard & Poor's	Moody's	Standard & Poor's
Aaa	AAA	Ba	BB
Aa1	AA+	B	B
Aa2	AA	Caa	CCC
Aa3	AA-	Ca	CC
A1	A+	C	C
A2	A		D
A3	A-		
Baa1	BBB+		
Baa2	BBB		
Baa3	BBB-		

(Sub-categories [e.g., 1, 2, 3] apply to speculative grades as well)

Definition of Rating Agency Quality Ratings

June 30, 2009

A debt obligation rating by S&P or Moody's reflects their current assessment of the creditworthiness of an obligor with respect to a specific obligation. The purpose of the rating systems is to provide investors with a simple system of gradation by which the relative investment qualities of bonds may be noted. A rating is not a recommendation as to investment value, inasmuch as it does not comment as to market price or suitability for a particular investor.

The ratings are based on current information furnished by the issuer or from other sources that the rating agencies deem reliable. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

Following are the rating definitions used by the rating services:

Ratings by S&P (Standards & Poor's Corporation)[a]

Investment Grade

- AAA — Debt rated AAA has the highest rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong.
- AA — Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the higher rated issues only to a small degree.
- A — Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of change in circumstances and economic conditions than debt in higher rated groups.
- BBB — Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this group than in higher rated groups.

Below Investment Grade

- BB, B — Debt rated BB and B is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

[a] Plus(+) or Minus (-): The ratings from AA to B may be modified by the addition of a plus or minus sign to show relative standing within the major rating groups.

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Definition of Rating Agency Quality Ratings

June 30, 2009

Ratings by Moody's (Moody's Investors Service)[b]

Investment Grade

- **Aaa** Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective element are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.
- **Aa** Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they compromise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than Aaa securities
- **A** Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some times in the future.
- **Baa** Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Below Investment Grade

- **Ba** Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during other good and bad times over the future. Uncertainty of position characterizes bonds in this class.
- **B** Bonds which are B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

[b] Moody's applies numerical modifiers, 1,2,and 3. The modification 1 indicates that the security ranks in the higher end of its generic rating group; the modifier 2 indicates mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating group.

Example: Small Business Administration Securities

June 30, 2008

Small Business administration (section 504) debenture program
Development company participation certificates
Series 2001-20g

6.625 % Due July 1, 2021 4.750 Year Average Life @ 12% CPR	Client's name Current SBA (504) Holding: 3.0% as of xx

Description

- Securities are pooled debentures which are backed by 20-year, fully-amortizing loans made to small businesses nationwide.
- Loans are originated by regional Certified Development Companies in conjunction with a non-governmental financial institution, such as a commercial bank.
- Borrowers are existing small businesses, usually with a track record of seven consecutive years of positive cash flow.

Investment Characteristics of the SBA (504) Program

- Full U.S. Government guarantee of timely repayment of principal and interest.
- Stable cash flow characteristics.

Relative Value

- Yield pick-up vs. similar average-life Agency debentures.

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness of accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Student Loan Asset-Backed Securities

as of June 30, 2009

Overview

- Role in Portfolio – *Employed as high-quality, higher-yielding substitutes for money market securities and short duration Treasuries.*
- Collateral – Student loans originated through the Federal Family Education Loan Program (FFELP). Students borrow at a low interest rate, subsidized by the U.S. Government. Borrower and subsidy payments are paid to bondholders.
- Guarantee – State and non-profit entities guarantee 97% of principal and accrued interest. U.S. Dept. of Education (ED) provides full faith and credit reinsurance of these guarantees.

Client's name

- Current Holding: xx% as of 6/30/09
- Various Student Loan Trust Securities
- Aaa/AAA/AAA



Student Loan Borrowers
Guarantee and ED Reinsurance
Trust
Monthly Payments
Quarterly Payments
Investors

Structural Enhancements

- Lender/Servicer Remote – Securities issued from a bankruptcy-remote special purpose trust.
- Subordinate Bonds – Subordinate bonds equal 3% of the Trust, absorbing losses not covered by the guarantee.
- Excess Spread – Interest inflows to the Trust exceed interest outflows.
- Supplemental Accounts – Reserve Account and Capitalized Interest Account are funded with cash at issue.

Investment Thesis

High Quality: Combination of guarantee, reinsurance and subordination provides strong protection.

Excellent Liquidity: Active secondary market in student loan ABS results in narrow bid/ask spreads.

Incremental Yield: Higher yield than short duration Treasuries with very little incremental risk.

Risks*

Guarantee Viability: Guarantee/reinsurance may be voided for a loan if it is not properly serviced, exposing investors to the credit risk of underlying borrowers. *Servicer must repurchase such loans if more than 1% are affected.*

Average Life Uncertainty: Securities could be longer or shorter than expected due to deferments, forbearance, delinquencies, defaults and/or prepayments. *Floating rate coupon mitigates impact of average life changes.*

Spread Risk: Regulatory changes and/or lender/servicer problems could cause yield premiums to increase (and prices to decline). *Price impact mitigated by our focus on shorter average life securities (up to 3 years).*

Basis Risk: Trust receives payments based on three-month commercial paper rates but pays bondholders based on LIBOR, which could lead to cash shortfalls. *Trust income exceeds expenses, providing a cushion.*

The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox's current or future trading activity. Holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Hybrid Adjustable-Rate Mortgage (ARM) Securities

Client's name

- Current Holding: xxx% as of date

Overview

- **Description** – Federal Agency securities collateralized by mortgages that have a fixed rate for an initial period, after which the rate "floats" by resetting annually or semiannually at a fixed margin above a short-term market rate.
- **Market Growth** – Hybrid ARM securities have become very popular in recent years, surpassing the production of fixed rate loans for a period in 2005.

Borrower Profile

- **Shorter Expected Tenure** – Borrower expects to stay in residence for a fairly short time and seeks cheapest financing over that horizon.
- **Preference for Fixed Rate** – Borrower prefers certainty of fixed rate payments but wants purchasing power of lower rate Hybrid ARM.
- **Market View** – Borrower has a distinct view on direction of interest rates / future shape of yield curve and is expressing that through their choice of home financing.

Security Cash Flow Characteristics

- **Faster Baseline Prepayments** – a result of borrower's *shorter expected borrowing horizon.*
- **Refinancing Incentive** – Lower sensitivity than fixed-rate mortgages to refinancing opportunities. *The potential total interest savings is lower due to shorter fixed rate borrowing term of the Hybrid* ARM.
- **Prepayment Spike** – Predictable spike in prepayments just before and just after end of fixed-rate period. *Most borrowers want to avoid floating-rate debt.*

Investment Thesis	*Attractive Yield Premiums:*	Yield premiums to comparable Treasuries *near or at historical highs.*
	"Tail" Valuation:	Expected remaining cash flows after the initial reset date (when the security becomes floating-rate) appear to be undervalued.
	Relative Total Return:	A high quality, short duration investment with attractive total return prospects versus similar-duration alternatives over a wide range of interest rate scenarios.
Risks*	*Prepayment Profile:*	Prepayment rates may be different from our expectations.
	"Tail" Valuation:	The size and/or valuation of the "tail" cashflows may be below our expectations.

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness of accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

MBS Example: "Reperforming" Mortgage Securities

FHA/VA "Reperforming" Mortgage Loans
Example - Fannie Mae Guaranteed Grantor Trust Pass-Through Certificates
Series 2004-W2 5A

7.500% Due March 25, 2044

Client's name
Current Holding: xxx% as of date

Description

- Pool of FHA-insured or VA-guaranteed "reperforming" single-family mortgage loans; "Reperforming" mortgage loans have a history of payment delinquency.
- The delinquent loans were purchased out of GNMA Mortgage Pass-through Pools, then pooled and have been re-securitized as FNMA Grantor Trust Certificates.
- Generally, Fannie Mae does not allow delinquent loans to be purchased out of the Grantor Trust pool.
- Fannie Mae guarantees the timely payment of principal and interest.

Risks

- These securities are primarily premium (i.e., above market rate), single-family mortgages that are theoretically refinanceable at any time. If prepayments (including defaults) are significantly greater than expected, total returns will be lower than expected.

Opportunities

- Due to their delinquency history, these borrowers face significant additional refinancing costs compared with most mortgage borrowers; we expect these securities to be much less responsive to declines in mortgage loan rates.
- The purchase of these securities at a modest price premium to regular agency-guaranteed mortgage securities should result in superior price performance characteristics and total returns over a longer investment horizon.

Opportunities and Risks in the Banking Sector

as of June 2009

Investments in the Banking Sector: What We Seek

- Large, systemically-important franchises.
- Diverse (geographic and business-line) sources of revenue and profitability.
- Excess capital as measured by the Tier 1 ratio.
- Stable funding profile.
- Investments in senior holding company securities, subordinated bank securities, or capital securities with cumulative coupons and hard final maturities (non-perpetual); no investments in preferred stock.

Challenges in the Current Environment

- Credit risk in loan and securities portfolios has increased, triggering impairments and write-downs and calling into question capital adequacy as measured by tangible common equity/risk-weighted assets.
- Skepticism with respect to future earnings power given uncertain timing of economic recovery, changing business model, and evolving regulatory environment.
- Interdependence within the financial system means the failure of a single institution can have wide-reaching, unforeseen implications; loss of confidence can quickly strain short-term liquidity.

Current Investment Thesis

- The credit crisis and economic downturn have provided opportunities to invest in strong, difficult-to-replicate franchises at attractive spreads (the average option-adjusted spread for securities in the Barclays Capital Investment Grade Banking Index widened from 66bps at the end of 2006 to 610bps at the end of February 2009; it stood at 383 bps as of 6/30/2009).
- The federal government has expanded access to traditional programs (discount window borrowing, deposit insurance limits) and announced new programs (TAF, TARP, CAP, TLGP, CPFF, TALF) in support of financial sector capitalization and liquidity.
- Stimulus package and foreclosure relief should have positive implications for general corporate and consumer creditworthiness and help stabilize loan and securities values over time.

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representation as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Auto Loan Asset-Backed Securities

April 30, 2009

Overview

- Potential Role in Portfolio – *High-quality, short duration, senior security with good relative return prospects.*
- Collateral – Auto loans secured by new and used cars and light trucks. Focus is on prime borrowers. Typical loan term is 4-6 years.
- Structure – All payments from borrowers are placed in a single account, then used to pay servicing, bond interest, and bond principal. The bonds are paid down sequentially.

Dodge & Cox Sample Portfolio

- No current holdings
- Review of Various Auto Loan Trust Securities
- Aaa/AAA/AAA


Auto Loan Borrowers
Trust
Investors
Monthly Payments
Monthly Payments

Structural Enhancements

- Lender/Servicer Remote – Securities issued from a bankruptcy-remote special purpose trust.
- Subordinate Bonds – Subordinate bonds take losses before senior bonds.
- Sequential Structure – Shorter bonds benefit from de facto subordination by longer bonds.
- Supplemental Accounts – *Reserve Account* is funded with cash at issue and maintained. *Yield Supplement Over-Collateralization Account* is funded with cash at issue to compensate for below-market rate loans in the pool (manufacturer contributes the present value of the rate incentives they offer to borrowers).

Investment Thesis	*Strong Collateral:*	Focus on prime loans from experienced underwriters/servicers secured primarily by new vehicles.
	Shorter, Senior Tranches:	Combination of excess spread, subordination, and sequential structure should provide strong protection.
	Incremental Yield:	Attractive total return potential versus other short-term alternatives.
Risks	*Credit Risk:*	Defaults and subsequent loss severity could be worse than expected.
	Average Life Uncertainty:	Securities could be longer or shorter than expected due to delinquencies, defaults and/or prepayments.
	Spread/Price Risk:	Poor loan performance or negative developments at the manufacturer or finance company could cause yield premiums to increase and prices to decline.

Prepared at client/consultant request. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

The Importance of Persistence

January 1, 2009 – June 30, 2009

Dodge & Cox Stock Fund


1/1/2009 - 6/30/2009
6%
4%
2%
0%
-2%
-4%
4.8%
3.2%
-2.9%
Stock Fund
S&P 500
Russell 1000 Value

Stock Fund Standardized Average Annual Total Returns as of June 30, 2009: 1 Year -29.4%; 5 Years -2.8%; 10 Years 3.2%.


1/1/2009 - 3/9/2009
0%
-10%
-20%
-30%
-40%
-28.6%
-24.6%
-30.8%
Stock Fund
S&P 500
Russell 1000 Value

Detractors from Performance vs. the S&P 500

- Returns from **Information Technology** holdings: Tyco Electronics (-54%) and Xerox (-48%).
- Returns from **Financials** holdings: Capital One (-72%) and Wells Fargo (-66%) lagged.
- Selected holdings: General Electric (-53%), FedEx (-46%), and News Corp. (-44%).

Contributors

- **Telecommunication Services** returns: Sprint Nextel (+70%).
- Selected holdings: Wyeth (+9%, being acquired by Pfizer)


3/10/2009 - 6/30/2009
50%
40%
30%
20%
10%
0%
46.8%
36.9%
40.4%
Stock Fund
S&P 500
Russell 1000 Value

Contributors to Performance vs. the S&P 500

- Returns from **Information Technology** holdings: Motorola (+113%) and Hewlett-Packard (+52%).
- Strong **Energy** relative returns: Schlumberger (+48%).
- A lower weighting in **Consumer Staples** (2% vs. 12%), due to its weak return.
- Selected holdings: Capital One (+151%), Wells Fargo (+144%), News Corp. (+83%), and WellPoint (+64%).

Detractors

- A higher weighting in **Health Care**, one of the weakest areas of the market.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.